EDO Corporation
2004 Annual Report



PRIDE IN PERFORMANCE

EDO Corporation designs and manufactures a diverse range of products for the defense industry and commercial markets, and provides related engineering and professional services.

Major product groups include: Aircraft Armament, Defense Electronics, Communications, Undersea Warfare, and Integrated Structures. EDO's advanced systems are at the core of the transformation to lighter, faster, and smarter defense capabilities.

EDO Corporation was founded in 1925, and is headquartered in New York City.

The company employs 2,500 people in the following business units:

Antenna Products and Technologies
Combat Systems
Communications and Countermeasures Systems
EDO (UK) Ltd.
Electro-Ceramic Products
Fiber Science
Marine and Aircraft Systems
M Tech
Professional & Engineering Services
Reconnaissance and Surveillance Systems
Specialty Plastics
Technical Services Operations

About the Cover

EDO employees take great pride in supporting our military personnel, such as this serviceman, with the best possible technology. EDO serves our troops in the battlefield with a range of products including advanced communications equipment and electronic force protection systems.

We are proud of our long heritage of service to the national defense, and are inspired by the brave men and women who rely on our products.

Cover photo: ©Hans Halberstadt

FINANCIAL HIGHLIGHTS

(all amounts expressed in thousands, except per share amounts)

	2004	2003	2002	2001	2000	1999
Net Sales:						
Defense	$ 406,301	360,001	243,447	183,454	142,044	66,381
Communications and Space Products	$ 81,641	55,458	47,262	39,998	30,027	-
Engineered Materials	$ 48,231	45,208	38,167	36,509	34,751	31,555
Total	$ 536,173	460,667	328,876	259,961	206,822	97,936
Operating Earnings	$ 52,801	30,928	29,385	27,076	9,239	9,249
Net Interest Expense	$ (7,848)	(8,152)	(4,956)	(2,216)	(2,438)	(785)
Dividends on Preferred Shares	–	–	–	(194)	(881)	(1,000)
Net Earnings Available for Common Shares	$ 29,068	14,809	10,629	14,758	440	1,020
Capital Expenditures	$ 14,206	8,865	7,093	14,298	3,861	4,032
Company Funded Research and Development Expense	$ 11,620	8,594	8,492	8,750	5,371	2,748
Funded Backlog	$ 474,605	462,327	375,029	294,812	252,888	133,880
Shareholders' Equity	$ 211,928	190,332	168,273	174,498	65,818	40,241
EBITDA, as adjusted*	$ 75,035	66,807	51,184	37,037	27,307	11,127
Weighted Average Common Shares - Diluted**	22,377	17,561	17,379	14,254	10,662	8,032
Earnings Per Diluted Common Share:						
Continuing Operations	$ 1.49	0.76	0.81	1.09	0.05	0.65
Discontinued Operations	–	0.08	–	0.02	–	(0.50)
Cumulative Effect of a Change in Accounting Principle	–	–	(0.20)	–	–	–
Diluted Net Earnings	$ 1.49	0.84	0.61	1.11	0.05	0.15
Cash Dividends	$ 0.12	0.12	0.12	0.12	0.12	0.12

** Excludes unusual items, and pension and ESOP expense or income.*

*** The "Weighted Average Common Shares – Diluted" does not represent the actual number of shares outstanding. Rather, it represents the number of shares required to calculate diluted earnings per share under Generally Accepted Accounting Principles (GAAP).*

Since 1999, EDO's revenues have increased more than five-fold, with a ten-fold increase in diluted earnings per share. These improving fundamentals, as well as strong prospects for future growth, have driven a 15-fold increase in market capitalization.

Sales
$ in Millions


536.2
500
460.7
328.9
260.0
206.8
97.9
'99 '00 '01 '02 '03 '04

Net Earnings
$ in Millions


29.1
25
14.8
14.8
10.6
1.0
0.4
'99 '00 '01 '02 '03 '04

Funded Backlog
$ in Millions


474.6
450
462.3
375.0
294.8
252.9
133.9
'99 '00 '01 '02 '03 '04

EBITDA as adjusted
$ in Millions


75.0
70
66.8
51.2
37.0
27.3
11.1
'99 '00 '01 '02 '03 '04

Earnings Per Share


1.49
$1.40
1.11
0.84
0.61
0.15
0.05
'99 '00 '01 '02 '03 '04

Market Capitalization at year end
$ in Millions


635.6
600
518.6
486.7
409.3
98.8
39.7
'99 '00 '01 '02 '03 '04



James M. Smith
Chairman, President and Chief Executive Officer

To Our Shareholders,

EDO continues to surge ahead. Over the past year, we set new EDO records for all major benchmarks of shareholder value, including revenue, earnings per share, and market capitalization.

Independent observers, such as *Fortune Magazine, Forbes Magazine,* and *Standard and Poor's*, are recognizing our results. *Forbes* has included us among their 25 fastest-growing technology companies. For the second year in a row, EDO made the list of *Fortune's* 100 fastest-growing companies. And *Standard and Poor's* found EDO to be among the top three percent of all publicly traded companies in terms of "total return" over the past 10 years. In a study commissioned by *Research Magazine, S&P* calculated a compounded annual return of 22.18 percent for the 10-year period ending September 2004, a rather remarkable accomplishment.

While we are proud of our accomplishments, they are just a springboard for reaching our vision of the future. That vision is of a larger, more technically diverse company with broader marketplace participation, both domestic and international, along with long-term, bedrock-strong, financial stability. I believe that we have the determination and capability to achieve this goal.

Over the past year, we set new records for all major benchmarks of shareholder value, including revenue, earnings per share, and market capitalization.

This annual report features just a few of the talented people responsible for our current success and they represent the basis for our confidence in achieving our future goals. Look closely at each picture, and you will clearly see their pride and determination. I share that pride in the performance of our entire EDO team. We are united in our desire to move ahead in this competitive business.

Strategy for Sustainable Growth

The core of our management team was formed with the merger of EDO and AIL Systems in early 2000. Subsequent acquisitions and key hires have only strengthened our team. In 2000 we set in motion a strategy to build a strong platform for growth – one that would transform EDO into a dynamic new company with a broader vision of its role in our industry. Our goal is to increase considerably the major role we currently play as a significant tier-one supplier to the industry primes, and to the government directly. We believe that both our investment and acquisition decisions continue to make significant progress towards that goal.

Our strategy has two components: sustained organic growth and the acquisition of companies with clear synergistic opportunities. Together, this combination has generated compounded revenue growth of more than 40 percent per year since 1999.

Our focus has been on technologies that will help in the transformation to a smarter, lighter, and faster military capability.

Organic Growth

A portfolio of products and services that can withstand the well-known cycles of defense spending and the risks inherent in these cycles will drive sustainable organic growth. EDO, with a management team armed with many years of collective experience in this industry, is building a diverse range of products, on a broad base of platforms, across all branches of the military, in both domestic and international markets, to counteract these risks.

Our focus has been on technologies that will help in the transformation to a smarter, lighter, and faster military capability. This includes key areas of electronics, force protection, communications, network-enabled aircraft armament systems, high-performance composite materials, new techniques in undersea warfare, and sophisticated engineering services.

Future performance is also supported by our positions on major platforms, such as weapon-release systems for the F-35 Joint Strike Fighter and the F/A-22 Raptor, the upgrade of the electronic defensive suite on the B-1B bomber, and the reconnaissance and surveillance capabilities we provide to the Virginia-class submarine. We added an important platform win in 2004 for proprietary interference-cancellation technology on the E/A-18G aircraft, and we continue to position ourselves for a number of other equally strategic opportunities in the future.

Acquisitions

Our aggressive growth targets, in line with those already reached, cannot be achieved through organic growth alone. We must continue to find acquisitions that fit exactly right – financially, operationally, and culturally. While this is an extremely difficult challenge, I believe that our track record to date has been excellent. Every acquisition made under this management team has been successful and has contributed to our pace-setting total return to shareholders.

We are seeking acquisitions that either bring significant additions to our base of niche products, or synergistically strengthen existing product lines. We also look for solid management and long-term partners. It is only when all of the necessary elements are in place that we complete an acquisition.

But when we do, the acquired company joins EDO as a full participant, with the management team given the opportunity to excel as part of a larger and stronger corporation. This is why a compatible corporate culture is a critical precursor of successful integration into the EDO team.



Key members of EDO's acquisition team -
Gayle Lombardi, Director - Tax
Chester Han, Mergers & Acquisitions Analyst
Scott Weiner, Director - Corporate Development

Integrating Acquisitions

In 2004, we focused a great deal of attention on gaining additional efficiencies from the six acquisitions made over the past five years.

In the Washington D.C. suburb of Shirlington, Va., we consolidated six separate professional-services operations into one new facility. In both New York and California, we are consolidating major manufacturing operations into modern, right-sized facilities and locking in long-term productivity and other cost-efficiency gains.

While such investments affect near-term cash flow, they will generate substantial long-term benefits in terms of efficiency, competitiveness and a stronger and more viable EDO. Although only partially completed, our integration efforts helped to reduce SG&A expenses to 14.7 percent of revenue in 2004, from 15.6 percent in the prior year. Further improvements are expected as we complete our integration plans.

We are focused on building an ever stronger and more diverse EDO and continuing our efforts in every way to improve shareholder value. We have a systematic process to find the best acquisitions, to integrate them into our business, and then to effectively align the assets for future business development.

We are focused on building an ever stronger and more diverse EDO and continuing our efforts in every way to improve shareholder value.

Our Engineering Culture

The common thread through all of our products is high engineering content. EDO is an engineering-driven company. Even more important, EDO is a team-driven company. Our engineers are supported by outstanding professionals across the breadth of capabilities necessary to the success of our high-tempo efforts in a growing corporation. Our talented people love to solve problems. That's what we do best. Our product lines reflect this, with breakthrough designs and leading-edge products that have addressed seemingly insurmountable challenges. You will see examples throughout this annual report.

To stay on the leading edge – not running to catch up – we strive to develop our talent and keep current with rapidly changing technology. We empower EDO people to continually look for ways to improve our products and to pursue their individual professional development. This is the real foundation for future growth.

Corporate Governance

In 2004, we took steps throughout the corporation to further strengthen our training and awareness efforts to assure that our business, at every level, is managed professionally and with the highest standards of ethics and integrity. At our annual meeting, we received overwhelming shareholder approval of our proposal to eliminate the staggered board, with 89 percent of all outstanding shares being voted in favor of the proposal. Each board member will now stand for election annually, giving shareholders the opportunity to judge our performance each year.

We have added three excellent new members to our board, each with outstanding experience and qualifications in the defense industry, Robert Tyrer, Robert Walmsley, and Paul Kern. These new board members collectively bring a diversity of background and perspective – and each brings dedication – to the task of guiding us to improved shareholder value. With the exception of myself as Chairman, all of our directors are independent of management, and all board committees are composed solely of independent directors.

We are proud to say that our focus on good corporate governance led *ISS (Institutional Shareholder Services*, the leading independent ranking firm), to rate EDO among the top 10 percent of all companies in the *S&P 600* Index in corporate governance practices (as of February 1, 2005).

A Bright Future

Looking ahead, we plan to continue the growth strategy that was put in place in early 2000. I see a bright future for EDO and invite you, our shareholders, to continue to move ahead with us.

I thank you for your past support and look forward to reporting our continued progress.



James M. Smith

Chairman, President and Chief Executive Officer

March 1, 2005

LOOKING: Back

On October 16, 2004, EDO began its 80th year of continuous operation.

Although our founder, Earl Dodge Osborn, dreamed of building airplanes, his first successful product line was "floats" that enabled planes to land on water. Because of a new innovative design, the use of aluminum rather than wood, and the simple fact that good runways were hard to find in the 1920s, demand built quickly for EDO floats. This 1934 picture of an early seaplane facility in Manhattan shows a TWA Ford Tri-Motor plane mounted on EDO floats. *(The Lincoln Building, now the site of EDO's corporate headquarters, can be seen to the left of the Empire State Building.)*

The company's focus shifted with the outbreak of World War II, and EDO began to provide floats for military planes. We have been proudly serving the cause of our nation's defense ever since.

Because floats were the company's only significant product, EDO's business declined dramatically when the war ended. But eventually, the company's engineering expertise in new technologies, such as sonar, began to restore growth and profitability. EDO became a public company in 1956 with its listing on the American Stock Exchange, and moved to the New York Stock Exchange in 1983.

Airborne Instruments Laboratory, [illegible] September 1, 1945 by a group of scientists led by Dr. Hector R. Skifter. This group had [illegible] working together [illegible] serve the war effort. With the war's end in sight, they began to explore other opportunities for electronics. One of AIL's first projects was to evaluate the potential role of radar in air traffic control at New York's LaGuardia Airport. The company has been at the forefront of radar and other sensor technologies ever since.

The peace dividend following the fall of communism was a resounding success for the free world. However, it meant severe cutbacks for both EDO and AIL. Facing a difficult outlook, the companies joined forces in 2000 and set a new course for the combined EDO Corporation. This included a new management team with a vision to be an industry leader. With five more acquisitions since then, EDO's revenue base has grown five-fold since 1999, and we expect it to more than double again over the next few years.

EDO has a strong heritage. We are proud of our contributions to the national defense and of our return to shareholders. We are striving to extend this record of performance into the future, as you will see on the following pages.

LOOKING: Ahead



Weapons-Delivery Technology

One of our most important platforms for the future is the F-35 Joint Strike Fighter. The F-35 will provide the U.S. and our allies with an affordable and stealthy tactical fighter for the 21st century. Our position as integrator of the armament system brings the potential for revenues of more than $1.5 billion over the next 25 years. Ultimately, we expect to equip more than 3,000 aircraft with this armament system.

Our engineering challenge is to develop advanced weapon-delivery technology that will carry and eject weapons from internal bays without compromising the speed and stealth of the aircraft. During in-flight launch, our system must eject weapons through the fighter's air-flow-boundary layer very rapidly, at the precise angle necessary to assure safe aircraft separation at supersonic speeds.

Lifang Yuan and Jim [illegible], shown here with one of their [illegible] designs, are two of the senior engineers who are addressing these challenges. Lifang explained that "the [illegible] for the F-35 exceeds any system in existence today. We are seeking design breakthroughs in our efforts to maximize performance while minimizing size and weight."



JECCS - Leading-edge Battlefield Communications

Designed for live combat situations, JECCS (Joint Enhanced Core Communication System) is a first-in, broadband communication system that can be taken wherever the Marines are deployed.



Designated the AN/TSQ-231, JECCS is mounted on a Humvee, such as these being equipped at an EDO plant in South Carolina.

"As we were designing JECCS, I visualized how a Marine would actually be working with this equipment under combat conditions," said Design Technician Jeremy Underwood (right), who served in the Marine Corps as a communications technician. "I'm proud that I can apply my experience to help the war effort."

Mark Chapman (left), Configuration Manager and former Navy electronics and communications specialist added, "We understand the challenges the Marines are facing every day, and work with them as partners. This gives EDO a high level of credibility with our customer."

After the initial order of three JECCS units was delivered in early 2004, EDO received orders for 11 additional units that will be delivered in 2005 and 2006.

COMMUNICATIONS: Battlefield





Communications – The Essential Element of Network-centric Warfare

Scott Chafin (left) and Scott Gagnan are EDO Systems Engineers dedicated to making the military's network-centric warfare goals a reality. The essential element in achieving this reality is a robust communications network.

"The tighter integration of land and air warfare is based on good intelligence disseminated through a reliable network at high speed," said Chafin, a communications specialist who served 15 years with the Marines before joining EDO. "This lab simulates the battlefield communications that must be handled by our systems, such as JECCS. It also allows us to thoroughly test our systems before they are put into active duty."

Communications capabilities, such as those associated with networked operations, are taking center stage in many of the military's plans for the future. EDO is aggressively seeking a larger role in implementing the network-centric strategy.

F/A-22



AMRAAM Vertical Eject Launcher

Nicolas DeSimini is the principal engineer for the F/A-22 AVEL (AMRAAM Vertical Eject Launcher). For 12 years, he has been solving the structural-design challenges of AVEL's mission, which is to launch missiles at supersonic speed, at the proper trajectory, in a fraction of a second, from an internal weapons bay.

"The F/A-22 is the most advanced fighter jet in the world, so you can't just open the door and let bombs fall out," said DeSimini. "To maintain stealth, the release must be so fast that enemy radar cannot detect it, but without compromising control and safe ejection. Our engineering challenges involved many previously impossible specifications, and we have solved them all!"

F/A-22 production is expected to generate a reliable revenue stream for at least eight years.



-ata Link

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who manages radio-frequency
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Electronic Force Protection

EDO's highest priority is to quickly fill the Army's orders for our electronic force protection equipment known as Warlock. Although we have been developing various versions of this technology for more than 14 years, the urgency to convert the Warlock version into a working product became intense in 2004, as our troops came under attack from roadside bombs. Now that the product has been proven in the field, the Army's primary emphasis has shifted to increasing production, and substantial additional orders have already been received for delivery in 2005.

Warlock, as described by the Army, provides a protective "electronic bubble for vehicles, dismounted operations in conjunction with vehicles, and for fixed sites." The recognized ability to save lives is driving the [illegible]

ELECTRONICS:





s are an essential element of many ictured here are various components antenna array used to determine the equency emitted signal.

Antenna Engineer Brian Sullivan (left) said that this extremely accurate array was the most challenging project that he has worked on in his eight years with EDO.

Program Manager Scott Sharot (right) explained that for really high accuracy, you need ample spacing between the elements in the array. The completed array, when delivered to our international customer, will span over fourteen feet.

This is just one example of the 35,000 antennas produced each year by EDO. We have been a pioneer in antenna technology since the 1940s. Our antennas are incorporated into nearly every military and commercial aircraft, as well as ships and various wireless communications systems.

Electronic Support Measures

The ES 3701, EDO's flagship Electronic Support Measures (ESM) product, is used by navies worldwide to provide situational awareness and ship self-protection. It quickly recognizes and identifies threatening electronic signals and pinpoints their exact direction, even among interfering transmissions.

Dick Ewbank (seated) is the principal systems engineer and Peter Lam is the program manager of this very successful product line.

"In modern warfare, a high-precision ESM system is essential for ship survivability," said Ewbank. "Our design effort focused not only on the electronics, but also on the human interface. We spent a lot of time finding out what our customers needed and how to display the information effectively. This is why the ES 3701 is in such demand."

ESM/ELINT: Shipboard



Electronic Intelligence

EDO has substantial expertise in the areas of electronic intelligence, reconnaissance, and surveillance. Much of our internal research and development effort is focused on maintaining our competitive edge in these key technologies.

The ES 550 is one of the company's most advanced systems in the area of electronic intelligence, or ELINT. More than 30 of these systems have been sold to the U.S. Navy over the past three years. The primary purpose of an ELINT system is to determine what radar signals are in the mission environment and then to very accurately collect signal data. EDO's system can rapidly determine the direction and type of radar and analyze signals of interest.

Verne Anderson leads a group of engineers that continues to improve the ES 550 product line, in terms of both hardware and software. "My team has taken this system from its prototype stage through to the successful product that it is today," said Anderson, who has 35 years experience supporting the intelligence community. "We never stop searching for ways to increase performance and to keep our technology on the leading edge."

ESM/ELINT: Airborne





Side Arm™

Typical of EDO's internal research and development is this complex DXP-213 circuit board that will be the heart of our new Side Arm system. Side Arm will enhance the signal processing capabilities of nearly all existing ELINT systems.



Senior Engineer Cesar Philippidis approached the project with a revolutionary new design, using a single-board architecture that is adaptable to a variety of ELINT applications. "Actually," he said, "I laid out my idea for this design in about 20 minutes. But it took six months to prove that it would work."

According to Scott Case, the senior systems engineer who is leading the Side Arm program, Philippidis' original design proved to be flawless. "To have such a complex new design be error free is really unheard of," said Case. "We expect this superior technology to have very substantial market potential."



Sky Sentry™

We have made a commitment to our shareholders to generate profitable organic revenue growth of at least 8 to 10 percent each year. The primary driver of this internal growth is new product development.

Pictured here is EDO's Sky Sentry, the next generation of Electronic Support Measure (ESM) equipment currently under development. The purpose of an ESM system is to provide both situational awareness and self-protection against enemy threats.

Lee Kenyon (left) and Mike Knight are lead engineers developing the totally digital signal processor for Sky Sentry. It will be superior to existing ESM systems in terms of its extremely high precision and its ability to detect signals even in areas of severe interference.

According to Knight, "Mobility will be greatly improved because of its small, lightweight design, allowing it to be used on land vehicles as well as ships and aircraft. We anticipate this product to be used in a number of Army and Marine Corps programs."

Research and development are at the core of our business, with more than 10 percent of our revenue generated by customer-funded research.


EDO

In addition, internally funded R&D investment is focused on areas where we have strategically important proprietary technology. An example is our development of pneumatic weapon-release systems, as shown here in our test lab. EDO's focused R&D initiatives such as this have strategically positioned the company as the world's leader in state-of-the-art pneumatic weapon-release systems. The proof-of-concept unit shown above was successfully flight tested on the B-1B Bomber in 2004. It demonstrated the substantial benefits of using compressed air as the energy source for weapon ejection, rather than the pyrotechnic cartridges currently used on the B-1B.

John Calandra manages testing for various weapon-release systems. In his 23 years with EDO, he has developed a keen ability to identify and evaluate problems in the lab, thus avoiding problems in the field when lives depend on flawless operation.


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COUNTERMEASURES: B-1B



Digital Radio Frequency Memory

The AN/ALQ-161A is a fielded electronic-countermeasures system that provides self-protection for the B-1B Bomber. It has protected the B-1B in several conflicts with an outstanding performance record.

A key component of the system is the Digital Radio Frequency Memory, or DRFM. Its function is to store threatening signals and then reproduce them in a manner that deceives enemy radars.

For years, EDO has invested internal R&D funds studying ways to improve the DRFM jamming performance. Based on this research, we proposed various design modifications to the Air Force. As a result, EDO has been awarded engineering development contracts exceeding $12 million to upgrade the hardware and software associated with the DRFM function. The upgrade project is being managed by Ken Frank (right) and lead systems engineer Don Wetzel, who bring more than 50 years of expertise to this effort.



ssor Avionics Control Unit

lectronics is EDO's largest and most advanced line s. John Nastro (left) is a project engineering ho has helped guide software development for the er's self-defense system for more than 20 years.

military nomenclature as AN/ALQ-161A, the B-1B countermeasures also detects and identifies threat emitters and then applies the appropriate chnique either automatically or through operator n. Since our original deployment of the 161 in the mid-1980s, EDO has continually gistical and operational support, including several odifications that have dramatically improved formance.

w supporting the migration of the software to a of-the-art processor. This will considerably e capabilities of the AN/ALQ-161 and let mission pidly reprogram it as needed to address future



Submarine Exterior Communications System

EDO has been working for a number of years on the Navy's Submarine Exterior Communications System (ECS). ECS is intended to operate across all submarine classes to enable synchronized operations with joint U.S. and multinational forces.

EDO has been providing ECS subsystems on the *Virginia*-class submarine - the Navy's newest attack sub – as well the *Seawolf* class. "We have been successful in winning engineering support contracts so far," said Paul Wilbur, the project's quality-management supervisor. "But ECS offers much greater potential and is an exciting challenge for our team."

One major challenge – *Virginia's* limited ECS space – is an area of expertise in which EDO engineers excel. Across a broad range of electronic systems, EDO has been successful by taking best advantage of the latest miniaturization developments and "off-the-shelf" components. Thus, Wilbur is optimistic that our role in Submarine ECS will continue to expand.

UNDERSEA: Warfare



Mine Countermeasures

We are the preeminent supplier of airborne naval-minesweeping equipment in the world. The development of our MK 105 helicopter-towed system began in 1967. It has proven its effectiveness in operations ranging from the de-mining of Haiphong harbor in Vietnam to the recent clearing of the port of Umm Qasr in Iraq.

In 1994, we began work on a lightweight, helicopter-towed minesweeper for shallow water applications. We received a production contract for these systems in 1999 with delivery completed in 2002. We are now developing the next generation minesweeping system, known as the AN/ALQ-220 Organic Airborne/Surface Influence Sweep (OASIS). Development work will continue through 2005, with production expected to start in 2007.

EDO is also working on unmanned-surface-vessel mine-warfare technology, including its integration into fleet operations. The Navy has selected EDO's Unmanned Surface Sweep System, named US3, and OASIS, as baseline sweep mission packages for the Littoral Combat Ship.

Sonar Systems

Our sonar history starts at the end of World War II, when the Navy asked EDO to analyze captured equipment. This initial contract led to the development of a variety of sonar products that contributed to U.S. supremacy in undersea warfare. Our more recent accomplishments include the Model 997 hull-mounted sonar, our active and passive variable-depth sonar, the Model 980 ALOFTS, the Model 950 passive towed array for surface ships, and the Model 1121 flank-array sonar for submarines. With an installed base of more than 100 sonar systems in service throughout the world, EDO is a leader in the undersea-warfare market.

BOARD OF DIRECTORS



Robert E. Allen	James M. Smith	Ronald L. Leach	George M. Ball	Sir Robert Walmsley	Dennis C. Blair
Managing Director Redding Consultants, Inc.	*Chairman, President and CEO EDO Corporation*	*Former Vice President, Accounting, Eaton Corporation*	*Chairman and Managing Director Philpott, Ball & Werner*	*Chairman EDO (UK) Ltd.*	*President and CEO Institute for Defense Analysis Admiral U.S. Navy (Ret.)*





Robert S. Tyrer	Robert M. Hanisee	Leslie F. Kenne	James Roth	Robert Alvine	Michael J. Hegarty	Paul Kern
President and Chief Operating Officer The Cohen Group	*Former Managing Director Trust Company of the West*	*Lieutenant General U.S. Air Force (Ret.)*	*Former President and CEO GRC International Inc.*	*Chairman, President and CEO i-Ten Management Corp*	*President and CEO Flushing Financial Corporation*	*General U.S. Army (Ret.)*



James M. Smith
Chairman, President and CEO



Jon A. Anderson
Vice President - Washington Operations



Frederic B. Bassett
Vice President - Finance, CFO and Treasurer

Patricia D. Comiskey
Vice President - Human Resources



William J. Frost
Vice President - Administration, Shareholder Relations and Secretary



Lisa M. Palumbo
Vice President and General Counsel





Effie Pavlou
Controller



Scott M. Weiner
Director - Corporate Development

Michael Bechara
Director - Internal Audit



William A. Walkowiak
Director - Investor Relations and Corporate Communications





Frank W. Otto
Executive Vice President and COO



George P. Fox, Jr.
Group Vice President - Electronic Systems



Milo W. Hyde
Group Vice President - Systems and Analysis

Julius Caesar
Vice President
Professional & Engineering Services



Joseph Cangelosi
Vice President
Integrated Systems & Structures



Peter J. McVeigh
Vice President
Sensors & Force Protection Systems





Gayle Lombardi
Director - Tax



Ed Mygland
Director - Business Development

William Bender
Director
Contracts Management

Frederic A. Lanes
Corporate Director
Business Operations

Art Causin
Director
Corporate Compliance



Business Unit Managers

James Barber
General Manager
MTech

James Brunelle
General Manager
Combat Systems

Timothy Davis
General Manager
Communications & Countermeasures Systems

Thomas Gardiner
General Manager
Technical Services Operations

David Jones
Managing Director
EDO (UK) Ltd.

Gary Nelson
General Manager
Professional Services

Donald Newsome
Vice President & General Manager
Reconnaissance & Surveillance Systems

Ruby Pritchard
General Manager
Antenna Products & Technologies

Gary Springfield
General Manager
Electro-Ceramic Products

Michael Therson
General Manager
Fiber Science and Specialty Plastics

William Wahlig
General Manager
Marine & Aircraft Systems

EDO CORPORATION AND SUBSIDIARIES SELECTED FINANCIAL DATA

(Not Covered By Independent Auditor's Reports)

	2004	2003	2002	2001	2000
	(In thousands, except per share amounts)				
Statement of Earnings Data:					
Net sales	$ 536,173	$ 460,667	$ 328,876	$ 259,961	$ 206,822
Costs and expenses:					
Cost of sales	392,961	338,259	240,850	189,733	151,512
Selling, general and administrative	78,791	71,855	47,584	34,013	29,205
Research and development	11,620	8,594	8,492	8,750	5,371
Other expenses (income)[a]	—	1,871	2,565	389	11,495
Impairment loss on Deer Park facility	—	9,160	—	—	—
	483,372	429,739	299,491	232,885	197,583
Operating earnings	52,801	30,928	29,385	27,076	9,239
Net interest expense	(7,848)	(8,152)	(4,956)	(2,216)	(2,438)
Other non-operating (expense) income, net	(319)	279	(95)	(971)	(216)
	(8,167)	(7,873)	(5,051)	(3,187)	(2,654)
Earnings before income taxes and cumulative effect of a change in accounting principle	44,634	23,055	24,334	23,889	6,585
Income tax expense	(15,566)	(9,644)	(10,342)	(9,210)	(5,264)
Earnings before cumulative effect of a change in accounting principle from:					
Continuing operations	29,068	13,411	13,992	14,679	1,321
Discontinued operations	—	1,398	—	273	—
Earnings before cumulative effect of a change in accounting principle	29,068	14,809	13,992	14,952	1,321
Cumulative effect of a change in accounting principle, net of tax of $790[b]	—	—	(3,363)	—	—
Dividends on preferred shares[c]	—	—	—	(194)	(881)
Net earnings available for common shares	$ 29,068	$ 14,809	$ 10,629	$ 14,758	$ 440
Per Common Share Data:					
Basic net earnings (loss):					
Continuing operations	$ 1.64	$ 0.78	$ 0.82	$ 1.14	$ 0.05
Discontinued operations	—	0.08	—	0.02	—
Basic net earnings before cumulative effect of a change in accounting principle	1.64	0.86	0.82	1.16	0.05
Cumulative effect of a change in accounting principle	—	—	(0.20)	—	—
Basic net earnings	$ 1.64	$ 0.86	$ 0.62	$ 1.16	$ 0.05
Diluted net earnings (loss):					
Continuing operations	$ 1.49	$ 0.76	$ 0.81	$ 1.09	$ 0.05
Discontinued operations	—	0.08	—	0.02	—
Diluted net earnings before cumulative effect of a change in accounting principle	1.49	0.84	0.81	1.11	0.05
Cumulative effect of a change in accounting principle	—	—	(0.20)	—	—
Diluted net earnings	$ 1.49	$ 0.84	$ 0.61	$ 1.11	$ 0.05
Cash dividends per common share	$ 0.12	$ 0.12	$ 0.12	$ 0.12	$ 0.12
Weighted-average common shares outstanding:					
Basic	17,695	17,308	17,080	12,776	9,601
Diluted[d]	22,377	17,561	17,379	14,254	10,662

	2004	2003	2002	2001	2000
	(In thousands, except per share amounts)				
Other Data					
Depreciation and amortization	$ 16,040	$ 17,065	$ 11,321	$ 11,396	$ 9,441
Capital expenditures	14,206	8,865	7,093	14,298	3,861
Backlog	474,605	462,327	375,029	294,812	252,888
Consolidated Balance Sheet Data:					
Cash, cash equivalents, marketable securities and restricted cash	$ 98,884	$ 86,632	$ 159,860	$ 58,031	$ 16,621
Working capital	226,708	175,715	204,382	105,177	37,552
Total assets	546,689	494,696	481,574	285,630	214,254
Total debt[e]	137,800	137,800	137,800	463	49,444
Shareholders' equity	211,928	190,332	168,273	174,498	65,818

(a) Reflects $0.9 million in 2003 and $0.6 million in 2002 for the write-off of purchased in-process research and development ("IPR&D") and other merger-related costs, respectively, associated with our acquisition of the assets of Condor Systems, Inc., as well as a $0.9 million curtailment loss in 2003 and a $2.0 million curtailment loss in 2002 associated with our benefit plans; a $0.9 million post-retirement curtailment gain in 2001; $1.3 million and $11.5 million in the years 2001 and 2000, respectively, for the write-off of IPR&D (in 2000); and other EDO-AIL merger-related costs (in 2001 and 2000).

(b) Upon adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," we recorded a cumulative effect of a change in accounting principle effective January 1, 2002. See Note 1(f) to the consolidated financial statements.

(c) ESOP Convertible Cumulative Preferred Shares, Series A. On March 8, 2001, all outstanding preferred shares were converted into common shares. No preferred dividends were paid after March 8, 2001.

(d) In 2004, the 5.25% Convertible Subordinated Notes had a dilutive effect on the earnings per share calculation. Consequently, 4.4 million shares are included in the diluted shares outstanding in 2004.

(e) Includes note payable, Employee Stock Ownership Trust loan obligation and current portions of long-term debt.

NYSE Annual Report Disclosure Requirements

Pursuant to Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, the Company discloses that it submitted to the NYSE in 2004 a Section 12(a) Annual CEO Certification and filed with the SEC the CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act in 2004 as an exhibit to its 10-K.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

EDO Corporation (the "Company") provides military and commercial products and professional services, with core competencies in a wide range of critical defense areas, including:

- Defense Electronics
- Aircraft Armament
- Undersea Warfare
- Professional Services
- C4I – Command, Control, Communications, Computers, and Intelligence
- Integrated Composite Structures

We are a leading supplier of sophisticated, highly engineered products and systems for defense, aerospace and industrial applications. We believe our advanced electronic, electromechanical systems, information systems and engineered materials are mission-critical on a wide range of military programs. We have three reporting segments: Defense, Communications and Space Products, and Engineered Materials. Our Defense segment provides integrated front-line warfighting systems and components including electronic-warfare systems, reconnaissance and surveillance systems, aircraft weapons suspension and release systems, integrated combat systems, command, control, communications, computers, and intelligence (C4I) products and systems, undersea-warfare systems and professional and engineering services for military forces and friendly governments worldwide. Our Communications and Space Products segment supplies antenna products and ultra-miniature electronics and systems for the remote sensing and electronic warfare industries. Our Engineered Materials segment supplies commercial and military piezo-electric ceramic products and integrated composite structures for the aircraft and oil industries. The Company has a disciplined acquisition program which is diversifying the base of major platforms and customers.

The Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, and the Proxy Statement for its Annual Meeting of Shareholders are made available, free of charge, on its Web site www.edocorp.com, as soon as reasonably practicable after such reports have been filed with or furnished to the Securities and Exchange Commission.

ACQUISITIONS

On June 16, 2003, the Company acquired for cash all of the stock of Emblem Group Ltd. ("Emblem"), a privately-held company based in Brighton, England. Emblem, now known as EDO (UK) Ltd., is a supplier of aerospace and defense products and services, primarily through its MBM Technology Ltd. unit in England, now known as EDO MBM Technology Ltd., and Artisan Technologies, Inc. subsidiary in the United States, now known as EDO Artisan. Emblem has a core competency in aircraft weapons-carriage and interfacing systems that reinforces EDO's position as a global leader in aircraft armament release systems. Emblem is expected to broaden the Company's customer base in Europe. The purchase price was £16.1 million ($27.0 million), excluding transaction costs of approximately $1.9 million. In the second quarter of 2004 we received $0.3 million from an escrow account resulting in a decrease in purchase price and, therefore, goodwill. Emblem became part of the Company's Defense segment. The excess of the purchase price over the net assets acquired recorded as goodwill and other intangibles related to Emblem's units located in England is deductible for U.S. income tax purposes over 15 years. The excess of the purchase price over the net assets acquired related to Artisan Technologies, Inc. is not deductible for income tax purposes.

On March 10, 2003, the Company acquired for cash all of the stock of Darlington, Inc. ("Darlington"), a privately-held defense communications company based in Alexandria, Virginia. Darlington designs, manufactures and supports military communications equipment and information networking systems. The acquisition has enhanced the Company's existing positions on long-range platforms and programs across the U.S. military services and in particular the U.S. Marine Corps. The purchase price was $25.6 million, excluding transaction costs of approximately $0.3 million. In addition, the Company acquired and immediately paid off debt of $4.9 million. Darlington became part of the Company's Defense segment. The excess of the purchase price over the net assets acquired recorded as goodwill and other intangible assets is deductible for income tax purposes over 15 years.

On February 5, 2003, a wholly-owned subsidiary of the Company acquired for cash all of the stock of Advanced Engineering & Research Associates, Inc. ("AERA"), a privately-held company located in Alexandria, Virginia. AERA, which was merged with another EDO subsidiary and renamed EDO Professional Services Inc., provides professional and information technology services primarily to the Department of Defense and other government agencies. The acquisition expanded the range of such services that the Company offers. The purchase price was $38.1 million, excluding transaction costs of $0.3 million. In addition, the Company acquired and immediately paid off debt of $3.8 million. AERA became part of the Company's Defense segment. The excess of the purchase price over the net assets acquired recorded as goodwill and other intangible assets is deductible for income tax purposes over 15 years.

On July 26, 2002, a wholly-owned subsidiary of the Company acquired substantially all of the assets and assumed certain liabilities of Condor Systems, Inc., a privately-held defense electronics company and its domestic subsidiary (together, "Condor") for $62.5 million in cash, in addition to transaction costs of $5.0 million. The acquisition expanded the Company's electronic warfare business in the areas of reconnaissance and surveillance systems. The assets became part of the Company's Defense and Communications and Space Products segments. The excess of the purchase price over the net assets acquired recorded as goodwill, IPR&D and other intangible assets is deductible for income tax purposes over 15 years.

Associated with the acquisition and included in operating earnings for 2003 and 2002 is $0.9 million and $0.6 million, respectively, of acquisition-related costs, of which $0.2 million in 2002 represents the write-off of purchased in-process research and development ("IPR&D"). This IPR&D was determined to not have reached technological feasibility and to not have alternative future use. The development project related to detecting and locating weak modulated continuous wave signals.

These acquisitions were accounted for as purchases and, accordingly, their operating results are included in the Company's consolidated financial statements since their respective acquisition dates.

SALE OF PROPERTY

On June 24, 2003, the Board of Directors of the Company approved the decision to sell our 726,000 square foot facility in Deer Park, NY. This decision was based on a company-wide facility plan that evaluated potential uses for the property. We concluded that the Deer Park facility would not meet future requirements, and thus an outright sale was completed, freeing assets for more productive use, including acquisitions. A pre-tax impairment loss of $9.2 million was recorded in the second quarter of 2003, as the net book value of the assets exceeded the fair value less the costs to sell. The fair value was based on a $29.0 million sales price per the sales agreement entered into in July 2003. This impairment charge represents the entire loss we expect to incur.

Of the $29.0 million sales price, $22.0 million is in cash and $7.0 million is in the form of a purchase money mortgage and note. We closed on the sale in October 2003 and received the cash less closing payments. The note receivable is due when we vacate the facility. As part of the agreement, we will lease the facility through October 10, 2005, with the option to terminate before such date. The lease agreement does not have any renewal or buyout options.

DISCUSSION OF CRITICAL ACCOUNTING POLICIES

We make estimates and assumptions in the preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe that the following discussion addresses our critical accounting policies, which are those that are most important to the portrayal of our consolidated financial condition and results of operations and which require our most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The following is a brief discussion of the critical accounting policies employed by us.

Revenue Recognition

Sales under long-term, fixed-price contracts, including pro-rata profits, are generally recorded based on the relationship of costs incurred to date to total projected final costs or, alternatively, as deliveries and other milestones are achieved or services are provided. These projections are revised throughout the lives of the contracts. Adjustments to profits resulting from such revisions are made cumulative to the date of change and may affect current period earnings. Sales on other than long-term contract orders (principally commercial products) are recorded as shipments are made. Our gross profit is affected by a variety of factors, including the mix of products, systems and services sold, production efficiencies, price competition and general economic conditions. Estimated losses on long-term contracts are recorded when identified.

Inventories

Inventories under long-term contracts and programs reflect all accumulated production costs, including factory overhead, initial tooling and other related costs (including general and administrative expenses relating to certain of our defense contracts), less the portion of such costs charged to cost of sales. All other inventories are stated at the lower of cost (principally first-in, first-out method) or market. Inventory costs in excess of amounts recoverable under contracts and which relate to a specific technology or application and which may not have alternative uses are charged to cost of sales when such circumstances are identified.

From time to time, we manufacture certain products prior to receiving firm contracts in anticipation of future demand. Such costs are inventoried and are incurred to help maintain stable and efficient production schedules.

Several factors may influence the sale and use of our inventories, including our decision to exit a product line, technological change, new product development and/or revised estimates of future product demand. If inventory is determined to be overvalued due to one or more of the above factors, we would be required to recognize such loss in value at the time of such determination.

Under the contractual arrangements by which progress payments are received, the United States Government has a title to or a security interest in the inventories identified with related contracts.

Property, Plant and Equipment and Other Long-Lived Assets

Property, plant and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of such assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or their respective lease periods.

In those cases where we determine that the useful life of property, plant and equipment should be shortened, we depreciate the net book value in excess of salvage value over its revised remaining useful life thereby increasing depreciation expense. Factors such as technological advances, changes to our business model, changes in our capital strategy, changes in the planned use of equipment, fixtures, software or changes in the planned use of facilities could result in shortened useful lives. Long-lived assets, other than goodwill, are reviewed by us for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The estimate of cash flow, which is used to determine recoverability, is based upon, among other things, certain assumptions about future operating performance.

Our estimates of undiscounted cash flow may differ from actual cash flow due to such factors including technological advances, changes to our business model, or changes in our capital strategy or planned use of long-lived assets. If the sum of the undiscounted cash flows, excluding interest, is less than the carrying value, we would recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "*Goodwill and Other Intangible Assets*" goodwill must be tested at least annually for impairment at the reporting unit level. If an indication of impairment exists, we are required to determine if such goodwill's implied fair value is less than the unit carrying value in order to determine the amount, if any, of the impairment loss required to be recorded. Impairment indicators include, among other conditions, cash flow deficits, an historic or anticipated decline in revenue or operating profits, adverse legal or regulatory developments, accumulation of costs significantly in excess of amounts originally expected to acquire the asset and/or a material decrease in the fair value of some or all of the assets.

To determine the fair value of our reporting units, we generally use a present value technique (discounted cash flow) corroborated by market multiples when available and as appropriate, for all of the reporting units. The discounted cash flow method measures intrinsic value by reference to an enterprise's or an asset's expected annual free cash flows. We applied what we believe to be the most appropriate valuation methodology for each of the reporting units. If we had established different reporting units or utilized different valuation methodologies, the impairment test results could differ.

Pension and Post-Retirement Benefits Obligations

We sponsor defined benefit pension and other retirement plans in various forms covering all eligible employees. Several statistical and other factors which attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate and expected return on plan assets within certain guidelines and in conjunction with our actuarial consultants. In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate the expense and liability related to these plans. The actuarial assumptions used by us may differ significantly, either favorably or unfavorably, from actual results due to changing market, economic or regulatory conditions, higher or lower withdrawal rates or longer or shorter life spans of participants.

In 2004, 2003 and 2002 we used the building block approach to the estimation of the long-term rate of return on assets. Under this approach, we reviewed the publicly available common source data for the range of returns on basic types of equity and fixed income instruments and the differential to those rates provided by active investment management. In consultation with our actuarial and active asset management consultants and taking into account the funds' actual performance and expected asset allocation going forward, we selected an overall return rate within the resulting range.

FINANCIAL HIGHLIGHTS

Net sales for 2004 increased 16.4% to $536.2 million from $460.7 million for 2003 and included a full year of sales from the acquisitions of Emblem UK, Ltd., Darlington and AERA compared to approximately 6.5 months, 9.5 months and 11 months, respectively in 2003. For 2004, net earnings were $29.1 million or $1.49 per diluted share on 22.4 million shares compared to net earnings of $14.8 million or $0.84 per diluted share on 17.6 million shares in 2003. The 2003 results included a pre-tax impairment loss on the sale of the Deer Park facility of $9.2 million. Also included in 2003 is $1.4 million net of tax earnings from discontinued operations. In 2004 the convertible notes had a dilutive effect, which added approximately 4.4 million shares to the calculation.

RECENT ACCOUNTING PRONOUNCEMENTS

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS 123(R) supersedes Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS

No. 95, "Statement of Cash Flows." Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R) must be adopted in the first interim or annual period beginning after June 15, 2005. We expect to adopt Statement 123(R) on July 1, 2005.

As permitted by SFAS 123, we currently account for share-based payments to employees using APB No. 25's intrinsic value method and generally recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)'s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of the adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 1(k) to our consolidated financial statements. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature.

RESULTS OF OPERATIONS

Comparison of 2004 to 2003

Net sales by segment were as follows:

Segment	Twelve Months Ended December 31, 2004	Twelve Months Ended December 31, 2003	Increase From Prior Period
	(Dollars in millions)		
Defense	$ 406.3	$ 360.0	12.9%
Communications and Space Products	81.7	55.5	47.2%
Engineered Materials	48.2	45.2	6.7%
Total	$ 536.2	$ 460.7	16.4%

In the Defense segment, approximately $12.7 million of the increase in sales was attributable to a full year of sales of Emblem Group Ltd. ("Emblem") which was acquired on June 16, 2003. There were increases in sales of reconnaissance and surveillance systems, professional services and command, control, communications, computers and intelligence ("C4I") systems. These increases were partially offset by decreases in sales of electronic warfare equipment due to the completion of the UEU production program in 2003. In addition there was a decrease in sales of $2.7 million in 2004 to reflect an increase to the estimate-to-complete of an undersea warfare systems program accounted for under the percentage of completion method. The increase in the estimate resulted in a decrease to the percent complete and therefore the decrease to sales. The revision to the estimate resulted from performance issues discovered during testing phases. There was a comparable reduction to operating earnings as discussed below.

In the Communications and Space Products segment, the increase in sales was attributable to deliveries on our contract with the U.S. Army for the new force protection systems. This "rapid response" program was a significant contributor to sales and margin in this segment for the year. In addition, there was an increase in sales of antenna products. These increases in sales were partially offset by a decrease due to completion of production deliveries of interference cancellation systems and the basic shortstop electronic protection systems ("SEPS") in the first quarter of 2003.

In addition, in 2004 there were no sales of our space products related to commercial communication satellites due to a significant downturn in market demand. Entering into 2004 there was a forecast from our primary customer that indicated a demand for our product. As the year progressed, and as late as October, there was market potential, including our pursuit of secondary customers. However, as we continued to evaluate the market for our inventory of Ku-band products, we concluded that the market was shifting to Ka-band systems and that there was no potential sale of our product for the foreseeable future. Consequently, we wrote-off our remaining $2.6 million of inventory in the fourth quarter.

In the Engineered Materials segment, there were increases in sales of electro-ceramic products utilized in sonar transducers and in sales of integrated composite structures including production and installation of our composite pipe for water and fire systems on offshore oil platforms.

Operating earnings were as follows:

Segment	Twelve Months Ended December 31, 2004	Twelve Months Ended December 31, 2003	Increase From Prior Period
	(Dollars in millions)		
Defense	$ 43.1	$ 35.0	22.8%
Communications and Space Products	4.3	3.6	19.8%
Engineered Materials	5.4	2.4	128.2%
Impairment Loss on Deer Park Facility	—	(9.2)	
Benefit Plan curtailment loss	—	(0.9)	
Total	$ 52.8	$ 30.9	70.7%

Items of note affecting operating earnings are summarized here to clarify the comparison of results.

	Twelve Months Ended December 31, 2004	Twelve Months Ended December 31, 2003
	(Dollars in thousands)	
Pension	$ 2,183	$ 3,931
ESOP Compensation expense	4,330	3,281
Intangible asset amortization	5,564	4,885

The lower pension expense in 2004 compared to 2003 is attributable to the cash contribution we made to our defined benefit plan in 2003. The higher ESOP compensation expense in 2004 is attributable to our higher average stock price compared to 2003. Pension and ESOP compensation expense are allocated between cost of sales and selling, general and administrative expense. The intangible asset amortization expense is associated with the acquisitions made in 2002 and 2003 and affects primarily the Defense segment. The $9.2 million impairment charge in 2003 related to our Deer Park facility which was sold. Operating earnings for 2004 were also affected by several contract-related items which are described in further detail below in the discussion of segment operating earnings.

The Defense segment's operating earnings for the year ended December 31, 2004 were $43.1 million or 10.6% of this segment's net sales compared to $35.0 million or 9.7% of this segment's net sales for the year ended December 31, 2003. This increase in operating earnings was attributable to continuing higher-margin sales of reconnaissance and surveillance systems and radar signal simulators. In addition, there was a positive impact to operating earnings of approximately $3.4 million resulting from the release of a reserve which had been previously established for a potential issue on MK105-related contracts. The release of the reserve was triggered by final closeout of MK105 programs and proven performance resulting from system utilization over the course of the year. These increases were partially offset by the effect of increasing the estimate-to-complete on an aircraft armament program resulting in a $1.6 million negative impact to operating earnings and the aforementioned $3.0 million impact on an undersea warfare systems program. We believe that our current estimates accurately reflect the total potential impacts.

The Communications and Space Products segment's operating earnings for the year ended December 31, 2004 were $4.3 million or 5.3% of this segment's net sales compared to operating earnings of $3.6 million or 6.5% of this segment's net sales for the year ended December 31, 2003. In the first quarter of 2004, there were operating losses related to adjustments to estimates-to-complete on development and start-up production phases on certain interference cancellation programs resulting from issues discovered in the first quarter during testing. In addition, there were losses in the antenna product line, primarily in the second quarter, due to production inefficiencies that resulted in inventory adjustments as well as increases in estimates-to-complete. In the fourth quarter, there was the aforementioned write-off of space-products related inventory of $2.6 million. This segment's operating results were positively affected by sales associated with the force protection systems program which was a significant contributor to operating earnings in this segment for the year.

The Engineered Materials segment's operating earnings for the year ended December 31, 2004 were $5.4 million or 11.3% of this segment's net sales compared to operating earnings of $2.4 million or 5.3% of this segment's net sales for the year ended December 31, 2003. Strong margins on spares primarily contributed to the increase in operating earnings. In the second quarter of 2004, there was a negative impact of $0.8 million which related to the undersea warfare systems program issue in the Defense segment. A component for sonar equipment produced in the engineered materials segment experienced failures during testing. The estimate of the cost to remedy the problem resulted in the $0.8 million charge to earnings. During the year ended December 31, 2004, this segment's operating earnings were positively affected by a net $0.4 million, resulting from $1.1 million received in a settlement of a legal matter, partially offset by related legal fees. During the year ended December 31, 2003, we incurred a charge of $0.7 million to write-down inventory and receivables related to the microwave product line that serviced the telecommunications industry. As sales were not materializing to expected levels, we conducted an analysis which resulted in the write-down of $0.6 million of inventory and $0.1 million of unbilled receivables.

Selling, general and administrative expenses for the year ended December 31, 2004 of $78.8 million decreased as a percent of net sales to 14.7 % from 15.6% for the year ended December 31, 2003. This decrease was attributable primarily to facilities consolidations and other synergies achieved on the AERA and Darlington acquisitions. Included in selling, general and administrative expenses in 2004 and 2003 were $2.2 million and $1.1 million, respectively, of external costs for compliance with Sarbanes-Oxley. We have not quantified the internal costs.

Research and development expense for the year ended December 31, 2004 increased to $11.6 million or 2.2% of net sales from $8.6 million or 1.9% of net sales for the year ended December 31, 2003. The increase is attributable to expenditures in reconnaissance and surveillance systems and force protection systems.

Interest expense, net of interest income, for the year ended December 31, 2004 decreased to $7.8 million compared to $8.2 for the year ended December 31, 2003, primarily due to higher interest income on a higher average cash balance. Interest expense is associated primarily with our $137.8 million principal amount of 5.25% Convertible Subordinated Notes ("Notes") issued in April 2002, amortization of deferred debt issuance costs associated with the offering of the Notes, and amortization of deferred financing costs associated with our credit facility.

Income tax expense reflects an effective rate of 34.9% for the year ended December 31, 2004 and 41.8% for the year ended December 21, 2003. In 2004, the Company recorded an income tax benefit of $2.8 million due to the reversal of income tax contingencies which were determined to be no longer needed during the fourth quarter of 2004.

For the year ended December 31, 2004, net earnings were $29.1 million or $1.49 per diluted common share on 22.4 million diluted shares compared to net earnings from continuing operations of $13.4 million or $0.76 per diluted common share on 17.6 million diluted shares for the year ended December 31, 2003. The convertible notes had a dilutive effect for the year ended December 31, 2004, but not for the year ended December 31, 2003. In the year ended December 31, 2003, we received notification of final settlement of bankruptcy matters pertaining to our former energy business. Upon the discontinuance of such business in 1996, a liability was established pending final settlement of the bankruptcy. This liability was reversed as of December 31, 2003. Consequently, $1.4 million, which was net of income tax expense of $1.0 million, was reported as earnings from discontinued operations in the accompanying statement of earnings.

Comparison of 2003 to 2002

Net sales by segment were as follows:

Segment	*Twelve Months Ended December 31,*		*Increase From*
	2003	*2002*	*Prior Period*
	(Dollars in millions)		
Defense	$ 360.0	$ 243.4	47.9%
Communications and Space Products	55.5	47.3	17.3%
Engineered Materials	45.2	38.2	18.4%
Total	$ 460.7	$ 328.9	40.1%

Net sales for the year ended December 31, 2003 increased 40.1% to $460.7 million from $328.9 million for the year ended December 31, 2002. This increase comprised sales growth of $116.4 million for the Defense segment, $8.2 million for the Communications and Space Products segment and $7.0 million for the Engineered Materials segment.

In the Defense segment, $91.3 million of the net increase was attributable to sales of Emblem Group Ltd. ("Emblem"), Darlington, Inc. ("Darlington"), and Advanced Engineering & Research Associates, Inc. ("AERA") since their acquisition dates of June 16, March 10, and February 5, 2003, respectively. In addition, $48.4 million of the increase is attributable to a full year's worth of sales of reconnaissance and surveillance systems associated with the acquisition of substantially all of the assets of Condor Systems, Inc. ("Condor"), compared to only five months in 2002. In addition, there were increases in sales of aircraft weapons suspension and release systems due in part to the F/A-22 AMRAAM Vertical Eject Launcher program, the BRU-57 Multiple Carriage Smart Bomb Rack program, and development efforts on the Joint Strike Fighter weapons suspension and release units programs. Sales of undersea sonar systems and aircraft radar signal simulator units also increased in 2003 compared to 2002. These increases were offset by decreases in sales of electronic warfare equipment as well as integrated combat systems. The decrease in sales of electronic warfare equipment was due to the completion of the Universal Exciter Upgrade ("UEU") production program in the third quarter of 2003. The decrease in integrated combat systems was due primarily to delays in receipt of orders from foreign customers.

In the Communications and Space Products segment, most of the net increase in sales was attributable to a full year's worth of sales of electronic protection systems from the aforementioned acquisition of Condor compared to only five months in 2002. Additionally, sales increases in our antenna product line were more than offset by decreases in sales of our space sensor communication products.

In the Engineered Materials segment, there were increases in sales of electro-ceramic products, attributable to transducers and sonar arrays. There were also increases in sales of integrated composite structures including work associated with the Sikorsky Comanche program as well as production and installation of our composite pipe on offshore oil rig projects resulting from increased activity in the Gulf of Mexico.

Operating earnings by segment were as follows:

Segment	Twelve Months Ended December 31, 2003	Twelve Months Ended December 31, 2002	Increase (Decrease) From Prior Period
	(Dollars in millions)		
Defense	$ 35.0	$ 28.7	22.3%
Communications and Space Products	3.6	(0.4)	912.5%
Engineered Materials	2.4	3.1	(24.3)%
Impairment Loss on Deer Park Facility	(9.2)	—	
Benefit Plan curtailment loss	(0.9)	(2.0)	
Total	$ 30.9	$ 29.4	5.3%

Operating earnings for the year ended December 31, 2003 were $30.9 million or 6.7% of net sales. This compares to operating earnings for the year ended December 31, 2002 of $29.4 million or 8.9% of net sales. The 2003 results were negatively impacted by a $9.2 million loss on the sale of our facility in Deer Park, a $0.9 million curtailment loss associated with our non-qualified pension plan, and $0.9 million of costs associated with the acquisition of the former Condor business. In 2002, operating earnings included a $2.0 million curtailment loss associated with our defined benefit pension plan and $0.6 million of costs associated with the acquisition of substantially all of the assets of the former Condor business. In addition, 2003 operating earnings include $4.9 million of intangible asset amortization expense associated with the Condor, AERA, Darlington and Emblem acquisitions. This compares to total amortization expense of approximately $1.0 million for 2002. Also included in operating earnings for the year ended December 31, 2003 is pension expense of $3.9 million and ESOP compensation expense of $3.3 million. Included in operating earnings for the year ended December 31, 2002 is pension expense of $4.0 million and ESOP compensation expense of $4.0 million. The lower ESOP compensation expense for 2003 is attributable to our lower average stock price in 2003 compared to 2002. Pension and ESOP compensation expense are allocated between cost of sales and selling, general and administrative expense.

The Defense segment's operating earnings for the year ended December 31, 2003 were $35.0 million or 9.7% of this segment's net sales compared to $28.7 million or 11.8% of this segment's net sales for the year ended December 31, 2002. In 2003, operating earnings were positively affected by higher-margin sales of reconnaissance and surveillance systems from the acquisition of substantially all of the assets of Condor, efficiencies achieved on higher production volume associated with our radar signal simulator, and higher margin sales of aircraft weapons suspension and release systems. The completion of production activities on certain long-term programs, including the UEU, also resulted in earnings at relatively high margins. In addition, there were high margins recognized on various B-1B spares and repairs contracts. These increases were offset in part by a shift in the margins of mine countermeasure systems from higher-margin production on the MK 105 program last year to lower-margin, non-recurring development efforts this year associated with OASIS, as well as by the aforementioned lower sales of combat systems. Operating earnings for 2003 were also negatively impacted by amortization expense pertaining to intangible assets associated with acquisitions.

The Communications and Space Products segment's operating earnings for the year ended December 31, 2003 were $3.6 million or 6.5% of this segment's net sales compared to an operating loss of $0.4 million or 0.9% of this segment's net sales in 2002. In 2003, operating earnings in this segment were negatively impacted by a $1.1 million pre-tax charge to write down satellite-related inventory to net realizable value. This reduction was caused by competitive price pressure from our major customer as well as some obsolescence. This charge was more than offset by the receipt of an award fee on a classified program as well as the contribution from the higher sales of communications systems from the acquisition of substantially all of the assets of Condor. Included in the 2002 operating loss was a $1.5 million charge to provide for manufacturing inefficiencies resulting from our primary customer's decrease in its forecasted purchases of our satellite down converters.

The Engineered Materials segment's operating earnings for the year ended December 31, 2003 were $2.4 million or 5.3% of this segment's net sales compared to operating earnings of $3.1 million or 8.3% of this segment's net sales in 2002. During the year ended December 31, 2003, we incurred a pre-tax charge of $0.7 million to write down inventory and receivables related to the microwave product line that services the telecommunications industry. As sales from such product line were not materializing to expected levels set forth in the business plan for this line, we conducted an analysis of market potential. Such analysis was completed in the second quarter of 2003 and indicated that approximately $0.1 million of unbilled receivables were unrecoverable and that the net realizable value of the related inventory was $0.6 million lower than its book value. In addition, the decrease in this segment's operating earnings as a percentage of net sales was due to a decrease in contribution from composite structural products resulting from a shift in sales to lower-margin, non-recurring engineering efforts associated with the Sikorsky Comanche program.

Selling, general and administrative expenses for the year ended December 31, 2003 increased to $71.9 million or 15.6% of net sales from $47.6 million or 14.5% of net sales for the year ended December 31, 2002. This increase was primarily attributable to three acquisitions made in 2003.

Research and development expense for the year ended December 31, 2003 increased slightly to $8.6 million or 1.9% of net sales from $8.5 million or 2.6% of net sales for the year ended December 31, 2002. As a percent of sales, the decrease is attributable to the absence of such expenditures in the services businesses.

Interest expense, net of interest income, for the year ended December 31, 2003 increased 64.5% to $8.2 million from $5.0 million for the year ended December 31, 2002, due primarily to interest expense associated with our $137.8 million principal amount Notes issued in April 2002, increased amortization expense of deferred debt issuance costs associated with the offering of the Notes and increased amortization of deferred financing costs associated with our credit facility amended in November 2002.

Income tax expense reflects an effective rate of 41.8% for the year ended December 31, 2003 compared to 42.5% for the year ended December 31, 2002. The decrease in the effective tax rate was principally attributable to the decreased amount of non-deductible, non-cash ESOP compensation expense in 2003.

For the year ended December 31, 2003, earnings available for common shares were $14.8 million or $0.84 per diluted common share on 17.6 million diluted shares compared to earnings before cumulative effect of change in accounting principle of $14.0 million or $0.81 per diluted common share on 17.4 million diluted shares for the year ended December 31, 2002. The cumulative effect of a change in accounting principle for the year ended December 31, 2002 was recorded as of January 1, 2002 and is shown net of a tax benefit of $0.8 million on the consolidated statement of earnings. This charge pertained to the impairment of goodwill and a trademark resulting from impairment tests performed in 2002, as required by SFAS No. 142. The impairment occurred in the Engineered Materials segment and is comprised of the following: $2.2 million and $1.9 million of goodwill and a trademark, respectively, related to our acquisition of Specialty Plastics and $0.1 million of goodwill related to our acquisition of Zenix.

LIQUIDITY AND CAPITAL RESOURCES

BALANCE SHEET

Our cash and cash equivalents increased 14.1% to $98.9 million at December 31, 2004 from $86.6 million at December 31, 2003. Cash generated from operations was $25.7 million. Investing activities included $14.0 million used for the purchase of capital equipment, partially offset by $1.2 million received on notes receivable and $0.3 million received upon settlement of an escrow related to the purchase of Emblem. Financing activities included $2.4 million used for payment of common share cash dividends, partially offset by $1.5 million of proceeds from the exercise of stock options.

Accounts receivable increased 14.5% to $153.8 million at December 31, 2004 from $134.3 million at December 31, 2003. The increase is attributable to the higher sales volume. The majority of the increase relates to timing of billed receivables.

Inventories increased 52.2% to $52.9 million at December 31, 2004 from $34.7 million at December 31, 2003 due primarily to the efforts expended on work-in-progress on major programs, such as the force protection systems program for which deliveries will continue into 2005.

The notes receivable of $7.2 million at December 31, 2004 (all in current assets) and $8.1 million at December 31, 2003 (of which $1.6 million was in current assets) represent the notes receivable from the sale of our facility in Deer Park in 2003 and the sale of our former College Point facility in January 1996. The Deer Park facility note is due no later than October 9, 2005. The College Point facility note is due in annual amounts through September 2005 with a final payment due on December 31, 2005 and bears interest at 7% per annum. The latter note receivable is secured by a mortgage on the facility.

Financing Activities

Credit Facility

We have a $200 million credit facility with a consortium of banks, led by Citibank, N.A. as the administrative agent, Bank of America as the syndication agent and Wachovia Bank, N.A. as the documentation agent. The facility expires in November 2005. The credit facility provides us with sub-limits of borrowing up to $125.0 million for acquisition-related financing and up to $125.0 million in standby letters of credit financing. The potential cash borrowing under the facility is reduced by the amount of outstanding letters of credit. Any borrowings under the facility would be priced initially at LIBOR plus a predetermined amount, ranging from 1.25% to 1.75%, depending on our consolidated leverage ratio at the time of the borrowing. At December 31, 2004, LIBOR was approximately 2.55% and the applicable adjustment to LIBOR was 1.25%. The facility requires us to pay each lender in the consortium a commitment fee on the average daily unused portion of their respective commitment at a rate equal to 0.25%.

There were no direct borrowings outstanding under the credit facility at December 31, 2004 or 2003. Letters of credit outstanding at December 31, 2004 pertaining to the credit facility were $39.8 million, resulting in $85.2 million available at December 31, 2004 for standby letters of credit, if needed.

In connection with the credit facility, we are required to maintain both financial and non-financial covenants and ratios, including but not limited to leverage ratio, fixed charge coverage ratio, earnings before interest and taxes to interest expense ratio, total unsubordinated debt to tangible net worth, net income and dividends. Also, the Company cannot declare or pay any dividend on its outstanding common stock in an amount that exceeds fifty percent of its consolidated net income for the immediately preceding quarter. As of December 31, 2004, we were in compliance with our covenants. The credit facility is secured by our accounts receivable, inventory and machinery and equipment.

5.25% Convertible Subordinated Notes due 2007 ("Notes")

In April 2002, we completed the offering of the Notes and received proceeds of $133.7 million, net of $4.1 million of commissions paid. Interest payments on the Notes are due April 15 and October 15 of each year, commencing on October 15, 2002. Accrued interest payable, included in accrued liabilities on our consolidated balance sheet, was $1.5 million at December 31, 2004 and 2003.

The Notes are convertible, unless previously redeemed or repurchased by us, at the option of the holder at any time prior to maturity, into our common shares at an initial conversion price of $31.26 per share, subject to adjustment in certain events. As of December 31, 2004, there had been no conversions.

Shelf Registration

On December 23, 2003, we filed a shelf registration statement to potentially offer for sale common shares, preferred shares, debt securities and warrants. We may sell any combination of the foregoing securities in one or more offerings up to an aggregate initial offering price of $500,000,000.

We believe that, for the foreseeable future, we have adequate liquidity and sufficient capital to fund our currently anticipated requirements for working capital, capital expenditures, including acquisitions, research and development expenditures, interest payments and funding of our pension and post-retirement benefit obligations. We continue to focus on positioning ourselves to be a significant player in the consolidation of first-tier defense suppliers and, to that end, have actively sought candidates for strategic acquisitions. Future acquisitions may be funded from any of the following sources: cash on hand; borrowings under our credit facility; issuance of our common stock or other equity securities; and/or convertible or other debt offerings.

Commitments and Contingencies

In order to aggregate all commitments and contractual obligations as of December 31, 2004, we have included the following table. We are obligated under building and equipment leases expiring between 2005 and 2017. The aggregate future minimum lease commitments under those obligations with noncancellable terms in excess of one year are shown below. Our commitments under letters of credit and advance payment and performance bonds relate primarily to advances received on foreign contracts should we fail to perform in accordance with the contract terms. We do not expect to have to make payments under these letters of credits or bonds since these obligations are removed as we perform under the related contracts. The amounts for letters of credit and performance bonds represent the amount of commitment expiration per period.

	Payments Due (in millions)						
Contractual Obligations	***Total***	***2005***	***2006***	***2007***	***2008***	***2009***	***2010 and Beyond***
5.25% Convertible Subordinated Notes due 2007	$ 137.8	$ —	$ —	$ 137.8	$ —	$ —	$ —
Operating leases	109.8	14.4	12.5	11.5	11.0	10.7	49.7
Letters of credit	39.8	37.5	0.1	2.2	—	—	—
Projected pension contributions	29.0	6.0	6.0	6.0	6.0	5.0	—
Advance payment and performance bonds	1.9	—	0.2	—	—	1.7	—
Total	$ 318.3	$ 57.9	$ 18.8	$ 157.5	$ 17.0	$ 17.4	$ 49.7

Actual pension contributions may differ from amounts presented above and are contingent on cash flow and liquidity.

Additionally, we are subject to certain legal actions that arise out of the normal course of business. It is our belief that the ultimate outcome of these actions will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

Concentration of Sales

We conduct a significant amount of our business with the United States Government. Although there are currently no indications of a significant change in the status of government funding of certain programs, should this occur, our results of operations, financial position and liquidity could be materially affected. Such a change could have a significant impact on our profitability and our stock price. This could also affect our ability to acquire funds from our credit facility due to covenant restrictions or from other sources.

Backlog

The funded backlog of unfilled orders at December 31, 2004 increased to $474.6 million from $462.3 million at December 31, 2003. Our backlog consists primarily of current orders under long-lived, mission-critical programs on key defense platforms.

COMMON SHARE PRICES

EDO common shares are traded on the New York Stock Exchange. As of February 21, 2005, there were 1,803 shareholders of record (brokers and nominees counted as one each).

The price range in 2004 and 2003 was as follows:

	2004		2003	
	High	Low	High	Low
1st Quarter	27.2000	23.1000	21.6000	14.7500
2nd Quarter	25.8900	20.7100	20.3100	14.9700
3rd Quarter	28.0100	22.3100	23.5900	17.0900
4th Quarter	32.4200	26.2400	25.9500	19.7000

DIVIDENDS

During 2004 and 2003, the Board of Directors approved the payment of quarterly cash dividends of $0.03 per common share. The Company's credit facility places certain limits on the payment of cash dividends.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements in this Annual Report and in oral statements that may be made by representatives of the Company relating to plans, strategies, economic performance and trends and other statements that are not descriptions of historical facts may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27(a) of the Securities Act of 1933 and Section 21(e) of the Securities Exchange Act of 1934. Forward looking statements are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to the following for each of the types of information noted below.

U.S. and international military program sales, follow-on procurement, contract continuance, and future program awards, upgrades and spares support are subject to: U.S. and international military budget constraints and determinations; U.S. congressional and international legislative body discretion; U.S. and international government administration policies and priorities; changing world military threats, strategies and missions; competition from foreign manufacturers of platforms and equipment; NATO country determinations regarding participation in common programs; changes in U.S. and international government procurement timing, strategies and practices, the general state of world military readiness and deployment; and the ability to obtain export licenses.

Commercial satellite programs and equipment sales, follow-on procurement, contract continuance and future program awards, upgrades and spares support are subject to: establishment and continuance of various consortiums for satellite constellation programs; delay in launch dates due to equipment, weather or other factors beyond our control; and development of sufficient customer base to support a particular satellite constellation program.

Commercial product sales are subject to: success of product development programs currently underway or planned; competitiveness of current and future production costs and prices and market and consumer base development of new product programs.

Achievement of margins on sales, earnings and cash flow can be affected by: unanticipated technical problems; government termination of contracts for convenience; decline in expected levels of sales; underestimation of anticipated costs on specific programs; the ability to effect acquisitions; and risks inherent in integrating recent acquisitions into our overall structure.

Expectations of future income tax rates can be affected by a variety of factors, including statutory changes in Federal and state tax rates, nondeductibility of goodwill amortization and IPR&D acquired in a stock purchase business combination and the nondeductibility of our noncash ESOP compensation expense.

The Company has no obligation to update any forward-looking statements.

CONSOLIDATED STATEMENTS OF EARNINGS

EDO Corporation and Subsidiaries

	2004	2003	2002
	Years Ended December 31,		
	(In thousands, except per share amounts)		
Continuing Operations:			
Net Sales	**$ 536,173**	**$ 460,667**	**$ 328,876**
Costs and Expenses			
Cost of sales	392,961	338,259	240,850
Selling, general and administrative	78,791	71,855	47,584
Research and development	11,620	8,594	8,492
Write-off of purchased in-process research and development and merger-related costs	—	929	567
Benefit plan curtailment loss	—	942	1,998
Impairment loss on Deer Park facility	—	9,160	—
	483,372	429,739	299,491
Operating Earnings	**52,801**	**30,928**	**29,385**
Non-Operating Income (Expense)			
Interest income	1,271	941	1,729
Interest expense	(9,119)	(9,093)	(6,685)
Other, net	(319)	279	(95)
	(8,167)	(7,873)	(5,051)
Earnings from continuing operations before income taxes and cumulative effect of a change in accounting principle	44,634	23,055	24,334
Income tax expense	(15,566)	(9,644)	(10,342)
Earnings from Continuing Operations before Cumulative Effect of a Change in Accounting Principle	**29,068**	**13,411**	**13,992**
Discontinued Operations:			
Gain from discontinued operations, net of tax of $971	—	1,398	—
Earnings from Discontinued Operations	**—**	**1,398**	**—**
Earnings before Cumulative Effect of a Change in Accounting Principle	**29,068**	**14,809**	**13,992**
Cumulative effect of a change in accounting principle, net of tax of $790	—	—	(3,363)
Net Earnings	**$ 29,068**	**$ 14,809**	**$ 10,629**
Earnings per Common Share:			
Basic:			
Continuing operations	$ 1.64	$ 0.78	$ 0.62
Discontinued operations	—	0.08	—
Net Earnings per Common Share-Basic	**$ 1.64**	**$ 0.86**	**$ 0.62**
Diluted:			
Continuing operations	$ 1.49	$ 0.76	$ 0.61
Discontinued operations	—	0.08	—
Net Earnings per Common Share-Diluted	**$ 1.49**	**$ 0.84**	**$ 0.61**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

EDO Corporation and Subsidiaries

	December 31,	
	2004	**2003**
	(In thousands, except share and per share amounts)	
Assets		
Current assets:		
Cash and cash equivalents	$ 98,884	$ 86,632
Accounts receivable, net	153,810	134,303
Inventories	52,867	34,733
Deferred income tax asset, net	5,046	4,836
Notes receivable, current	7,202	1,600
Prepayments and other	3,493	4,354
Total current assets	321,302	266,458
Property, plant and equipment, net	34,830	31,355
Notes receivable	—	6,538
Goodwill	91,651	92,527
Other intangible assets	50,356	55,898
Deferred income tax asset, net	30,241	20,532
Other assets	18,309	21,388
	$ 546,689	$ 494,696
Liabilities And Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 32,406	$ 22,801
Accrued liabilities	48,492	59,747
Contract advances and deposits	13,696	8,195
Total current liabilities	94,594	90,743
Income taxes payable	5,768	2,195
Long-term debt	137,800	137,800
Post-retirement benefits obligations	94,936	71,898
Environmental obligation	1,663	1,728
Shareholders' equity:		
Preferred shares, par value $1 per share, authorized 500,000 shares	—	—
Common shares, par value $1 per share, authorized 50,000,000 shares, 20,112,243 issued in 2004 and 19,832,108 issued in 2003	20,112	19,832
Additional paid-in capital	158,548	150,097
Retained earnings	96,004	69,059
Accumulated other comprehensive loss, net of income tax benefit ($29,617 in 2004 and $20,348 in 2003)	(42,619)	(29,281)
Treasury shares at cost (94,585 shares in 2004 and 88,128 shares in 2003)	(1,449)	(1,255)
Unearned Employee Stock Ownership Plan shares	(16,039)	(17,290)
Deferred compensation under Long-Term Incentive Plan	(2,408)	(479)
Management group receivables	(221)	(351)
Total shareholders' equity	211,928	190,332
	$ 546,689	$ 494,696

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

EDO Corporation and Subsidiaries

	Years Ended December 31,					
	2004		2003		2002	
	Amount	Shares	Amount	Shares	Amount	Shares
	(In thousands)					
Common Shares						
Balance at beginning of year	19,832	19,832	19,790	19,790	19,790	19,790
Exercise of stock options	164	164	31	31	—	—
Shares used for Long-Term Incentive Plan	116	116	11	11	—	—
Balance at end of year	20,112	20,112	19,832	19,832	19,790	19,790
Additional Paid-In Capital						
Balance at beginning of year	150,097		147,091		143,747	
Exercise of stock options	1,371		150		(466)	
Income tax benefit related to stock options and Long-Term Incentive Plan	1,134		328		713	
Shares used for payment of directors' fees	60		28		64	
Shares used for Long-Term Incentive Plan	2,807		178		241	
Compensation expense on accelerated options	—		292		—	
Employee Stock Ownership Plan shares committed-to-be-released	3,079		2,030		2,792	
Balance at end of year	158,548		150,097		147,091	
Retained Earnings						
Balance at beginning of year	69,059		56,325		47,744	
Net earnings	29,068		14,809		10,629	
Common share dividends (12 cents per share)	(2,123)		(2,075)		(2,048)	
Balance at end of year	96,004		69,059		56,325	
Accumulated Other Comprehensive Loss						
Balance at beginning of year	(29,281)		(33,899)		(13,385)	
Unrealized gain on foreign currency, net of tax	(273)		50		86	
Additional minimum pension liability, net of tax	(13,065)		4,568		(20,600)	
Balance at end of year	(42,619)		(29,281)		(33,899)	
Treasury Shares at Cost						
Balance at beginning of year	(1,255)	(88)	(1,321)	(94)	(2,461)	(182)
Shares used for exercise of stock options	—	—	87	6	952	69
Shares used for payment of directors' fees	80	5	80	6	78	6
Shares (repurchased from) used for Long-Term Incentive Plan	(274)	(12)	(101)	(6)	110	13
Balance at end of year	(1,449)	(95)	(1,255)	(88)	(1,321)	(94)

	Years Ended December 31,					
	2004		2003		2002	
	Amount	Shares	Amount	Shares	Amount	Shares
	(In thousands)					
Deferred Compensation Under Long-Term Incentive Plan						
Balance at beginning of year	(479)		(579)		(300)	
Shares used for Long-Term Incentive Plan	(2,845)		(189)		(480)	
Amortization of Long-Term Incentive Plan deferred compensation expense	916		289		201	
Balance at end of year	(2,408)		(479)		(579)	
Unearned Employee Stock Ownership Plan Compensation						
Balance at beginning of year	(17,290)		(18,541)		(19,792)	
Employee Stock Ownership Plan Shares committed-to-be-released	1,251		1,251		1,251	
Balance at end of year	(16,039)		(17,290)		(18,541)	
Management Group Receivables						
Balance at beginning of year	(351)		(593)		(845)	
Payments received on management loans	130		242		252	
Balance at end of year	(221)		(351)		(593)	
Total Shareholders' Equity	**$ 211,928**		**$ 190,332**		**$ 168,273**	
Comprehensive Income (Loss)						
Net earnings	$ 29,068		$ 14,809		$ 10,629	
Additional minimum pension liability, net of income tax benefit (expense) of $9,079 in 2004, ($3,175) in 2003 and $14,316 in 2002	(13,065)		4,568		(20,600)	
Unrealized gain on foreign currency, net of tax	(273)		50		86	
Comprehensive income (loss)	$ 15,730		$ 19,427		$ (9,885)	

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

EDO Corporation And Subsidiaries

	Years Ended December 31,		
	2004	2003	2002
	(In thousands)		
Operating Activities:			
Earnings from operations	$ 29,068	$ 13,411	$ 10,629
Adjustments to earnings to arrive at cash provided by operations:			
Depreciation	10,476	12,180	10,365
Amortization	5,564	4,885	956
Deferred tax benefit	(660)	(6,840)	(2,984)
Write-off of purchased in-process research and development	—	—	150
Bad debt expense	—	568	407
Loss on sale of Deer Park facility	—	9,160	—
Loss (gain) on sale of property, plant and equipment	255	(131)	53
Deferred compensation expense	916	289	201
Non-cash Employee Stock Ownership Plan compensation expense	4,330	3,281	4,043
Dividends on unallocated Employee Stock Ownership Plan shares	272	292	312
Non-cash compensation expense	—	292	—
Common shares issued for directors' fees	140	108	142
Income tax benefit from stock options and Long-Term Incentive Plan	1,134	328	713
Cumulative effect of a change in accounting principle	—	—	3,363
Changes in operating assets and liabilities, excluding effects of acquisitions:			
Accounts receivable	(19,507)	(3,203)	(2,519)
Inventories	(18,134)	1,406	(2,926)
Prepayments and other assets	3,588	4,032	220
Contribution to defined benefit pension plan	—	(5,000)	—
Accounts payable, accrued liabilities and other	2,744	(5,402)	5,217
Contract advances and deposits	5,501	(12,082)	3,575
Cash provided by operations	25,687	17,574	31,917
Net cash provided by discontinued operations	—	79	—
Investing Activities:			
Purchase of plant and equipment	(14,206)	(8,865)	(7,093)
Payments received on notes receivable	1,200	1,385	350
Proceeds from sale of property, plant and equipment	—	21,304	1
Restricted cash	—	27,347	(27,347)
Cash received (paid) related to acquisitions, net of cash acquired	301	(94,188)	(59,024)
Cash used by investing activities	(12,705)	(53,017)	(93,113)
Financing Activities:			
Issuance of convertible subordinated notes	—	—	137,800
Proceeds from exercise of stock options	1,535	268	486
Proceeds from management group receivables	130	242	252
Repayments of acquired debt	—	(8,660)	—
Payment made on note payable	—	—	(500)
Payment of common share cash dividends	(2,395)	(2,367)	(2,360)
Cash (used) provided by financing activities	(730)	(10,517)	135,678
Net increase (decrease) in cash and cash equivalents	12,252	(45,881)	74,482
Cash and cash equivalents at beginning of year	86,632	132,513	58,031
Cash and cash equivalents at end of year	$ 98,884	$ 86,632	$ 132,513
Supplemental disclosures:			
Cash paid for:			
Interest	$ 7,234	$ 7,234	$ 3,878
Income taxes	$ 16,278	$ 11,880	$ 14,063

See accompanying Notes to Consolidated Financial Statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation and Business

The consolidated financial statements include the accounts of EDO Corporation and all wholly-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company operates in three segments: Defense, Communications and Space Products, and Engineered Materials.

(b) Cash Equivalents

The Company considers all securities with an original maturity of three months or less at the date of acquisition to be cash equivalents. Included in cash equivalents is marketable securities that are held in mutual funds.

(c) Revenue Recognition

Sales under long-term, fixed-price contracts, including pro-rata profits, are generally recorded based on the relationship of costs incurred to date to total projected final costs or, alternatively, as deliveries and other milestones are achieved or services are provided. These projections are revised throughout the lives of the contracts. Adjustments to profits resulting from such revisions are made cumulative to the date of change and may affect current period earnings.

Our gross profit is affected by a variety of factors, including the mix of products, systems and services sold or provided, production efficiencies, price competition and general economic conditions. Estimated losses on long-term contracts are recorded when identified.

(d) Inventories

Inventories under long-term contracts and programs reflect all accumulated production costs, including factory overhead, initial tooling and other related costs (including general and administrative expenses relating to certain of our defense contracts), less the portion of such costs charged to cost of sales. All other inventories are stated at the lower of cost (principally first-in, first-out method) or market. Inventory costs in excess of amounts recoverable under contracts and which relate to a specific technology or application and which may not have alternative uses are charged to cost of sales when such circumstances are identified.

From time to time, we manufacture certain products prior to receiving firm contracts in anticipation of future demand. Such costs are inventoried and are incurred to help maintain stable and efficient production schedules.

Several factors may influence the sale and use of our inventories, including our decision to exit a product line, technological change, new product development and/or revised estimates of future product demand. If inventory is determined to be overvalued due to one or more of the above factors, we would be required to recognize such loss in value at the time of such determination.

Under the contractual arrangements by which progress payments are received, the United States Government has a title to or a security interest in the inventories identified with related contracts.

(e) Long-Lived Assets, Other than Goodwill and Other Intangibles

Property, plant and equipment are recorded at cost and is generally depreciated on a straight-line basis over the estimated useful lives of such assets. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the improvements.

In those cases where the Company determines that the useful life of property, plant and equipment should be shortened, the Company would depreciate the net book value in excess of salvage value over its revised remaining useful life thereby increasing depreciation expense. Factors such as technological advances, changes to the Company's business model, changes in the Company's capital strategy, changes in the planned use of equipment, fixtures, software or changes in the planned use of facilities could result in shortened useful lives.

The Company reviews its long-lived assets for impairment in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets". The Company adopted SFAS No. 144 on January 1, 2002. SFAS No. 144 requires the Company to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. The estimate of cash flow, which is used to determine recoverability, is based upon, among other things, certain assumptions about future operating performance.

The Company's estimates of undiscounted cash flow may differ from actual cash flow due to such factors including technological advances, changes to the Company's business model, or changes in the Company's capital strategy or planned use of long-lived assets. If the sum of the undiscounted cash flows, excluding interest, is less than the carrying value, we would recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset.

Costs associated with the acquisition and development of software for internal use are recognized in accordance with Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In 2004 and 2003, the Company capitalized approximately $0.6 million and $4.3 million, respectively, of such costs. These costs are being amortized on a straight-line basis over periods ranging from two to four years.

Deferred financing costs are amortized on a straight-line basis over the life of the related financing. The unamortized balances of $2.7 million and $4.1 million are included in other assets at December 31, 2004 and 2003, respectively.

(f) Business Combinations and Goodwill and Other Intangible Assets

In June 2001, the FASB issued SFAS Nos. 141, "Business Combinations," and 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives and requires that these assets be reviewed for impairment at least annually. Intangible assets with definite lives will continue to be amortized over their estimated useful lives. SFAS No. 142 was adopted by the Company effective January 1, 2002; however, the provisions that provide for the non-amortization of goodwill were effective July 1, 2001 for acquisitions completed after the issuance of SFAS No. 141.

In accordance with SFAS No. 142, goodwill must be tested at least annually for impairment at the reporting unit level. If an indication of impairment exists, we are required to determine if such goodwill's implied fair value is less than the carrying value in order to determine the amount, if any, of the impairment loss required to be recorded. Impairment indicators include, among other conditions, cash flow deficits, an historic or anticipated decline in revenue or operating profits, adverse legal or regulatory developments, accumulation of costs significantly in excess of amounts originally expected to acquire the asset and/or a material decrease in the fair value of some or all of the assets. The Company performs the required impairment tests of goodwill as of October 1 each year. There was no indication of impairment at December 31, 2004 and 2003.

The changes in the carrying amount of goodwill by segment for the years ended December 31, 2004 and 2003 are as follows:

	Defense	*Communications and Space Products*	*Engineered Materials*	*Total*
		(In thousands)		
Balance as of January 1, 2003	$ 57,660	$ 3,692	$ —	$ 61,352
Settlement of certain pre-acquisition Condor liabilities	1,569	(2,031)	—	(462)
Adjustments to pre-acquisition tax liabilities	(3,059)	—	—	(3,059)
Acquisition of AERA	11,626	—	—	11,626
Acquisition of Darlington	13,462	—	—	13,462
Acquisition of Emblem	9,608	—	—	9,608
Balance as of January 1, 2004	$ 90,866	$ 1,661	$ —	$ 92,527
Adjustment of certain AERA liabilities	23	—	—	23
Emblem purchase price adjustment	(301)	—	—	(301)
Adjustments to pre-acquisition tax liabilities	(598)	—	—	(598)
Balance as of December 31, 2004	$ 89,990	$ 1,661	$ —	$ 91,651

Summarized below are intangible assets subject to amortization as of December 31:

	2004	*2003*	*Life*
		(In thousands)	
Capitalized non-compete agreements related to the acquisitions of DSI/AERA/Darlington/Emblem	$ 3,118	$ 3,118	1-5 years
Purchased technologies related to the acquisitions of Condor/Emblem	17,003	17,003	8-20 years
Customer contracts and relationships related to the acquisitions of AERA/Darlington/Emblem	39,198	39,198	10-20 years
Tradename related to the acquisitions of AERA/Darlington/Emblem	1,569	1,569	5-10 years
Other intangible assets related to the acquisition of Condor Systems, Inc.	916	916	2 years
	61,804	61,804	
Less accumulated amortization	(11,448)	(5,906)	
	$ 50,356	$ 55,898	

The amortization expense for the years ended December 31, 2004, 2003 and 2002 amounted to $5.5 million, $4.9 million and $0.9 million, respectively. Amortization expense for 2005, 2006, 2007, 2008, 2009 and thereafter related to these intangible assets is estimated to be $5.3 million, $5.3 million, $5.1 million, $4.5 million, $4.4 million and $25.8 million, respectively.

(g) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(h) Treasury Shares

Common shares held as treasury shares are recorded at cost, with issuances from treasury recorded at average cost. Treasury shares issued for directors' fees are recorded as an expense for an amount equal to the fair market value of the common shares on the issuance date.

(i) Financial Instruments

The net carrying value of notes receivable approximates fair value based on current rates for comparable commercial mortgages. The fair value of the Company's 5.25% Convertible Subordinated Notes due 2007 (the "Notes") at December 31, 2004 was approximately $146.8 million based on recent market transactions compared to a carrying value of $137.8 million. At December 31, 2003, the fair value of the Notes was approximately $150.6 million based on recent market transactions compared to a carrying value of $137.8 million. The fair value of the environmental obligation approximates its carrying value since it has been discounted. The fair values of all other financial instruments approximate book values because of the short-term maturities of these instruments.

(j) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States. Actual results could differ from these and other estimates.

(k) Stock-Based Compensation

The Company accounts for its stock-based compensation plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Under APB No. 25, because the exercise price of the Company's stock options is set equal to the market price of the underlying stock on the date of grant, no compensation expense is recognized. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair market value recognition provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" whereby compensation expense would be recognized as incurred for stock-based employee compensation. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The per share weighted-average fair value of stock options granted was $13.06, $10.63 and $15.28 in 2004, 2003 and 2002, respectively, on the dates of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 2004 — expected dividend yield of 1%, risk free interest rate of 3.8%, expected volatility of 47%, and an expected option life of 6 years; 2003 — expected dividend yield of 1%, risk free interest rate of 3.6%, expected volatility of 51%, and an expected option life of 7 ½ years; 2002 — expected dividend yield of 1%, risk free interest rate of 4.8%, expected stock volatility of 51%, and an expected option life of 7 ½ years.

	2004	2003	2002
	(In thousands, except per share amounts)		
Earnings:			
As reported	$ 29,068	$ 13,411	$ 10,629
Deferred compensation expense, net of tax	540	171	119
Stock option compensation expense based on fair value method, net of tax	(2,079)	(1,797)	(1,197)
Pro forma	$ 27,529	$ 11,785	$ 9,551
Basic earnings per common share:			
As reported	$ 1.64	$ 0.78	$ 0.62
Pro forma	1.56	0.68	0.56
Diluted earnings per common share:			
As reported	$ 1.49	$ 0.76	$ 0.61
Pro forma	1.42	0.67	0.55

As permitted by SFAS 123, we currently account for share-based payments to employees using APB No. 25's intrinsic value method and generally recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)'s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of the adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature.

(l) Reclassifications

Certain reclassifications have been made to prior year presentations to conform to current year presentations.

(2) Acquisitions

On June 16, 2003, the Company acquired for cash all of the stock of Emblem Group Ltd. ("Emblem"), a privately-held company based in Brighton, England. Emblem, now known as EDO (UK) Ltd., is a supplier of aerospace and defense products and services, primarily through its MBM Technology Ltd. unit in England, now known as EDO MBM Technology Ltd., and Artisan Technologies, Inc. subsidiary in the United States, now known as EDO Artisan. Emblem has a core competency in aircraft weapons-carriage and interfacing systems that reinforces EDO's position as a global leader in aircraft armament release systems. Emblem is expected to broaden the Company's customer base in Europe. The purchase price was £16.1 million ($27.0 million), excluding transaction costs of approximately $1.9 million. In the second quarter of 2004 we received $0.3 million from an escrow account resulting in a decrease in purchase price and, therefore, goodwill. Emblem became part of the Company's Defense segment. The excess of the purchase price over the net assets acquired recorded as goodwill and other intangibles related to Emblem's units located in England is deductible for U.S. income tax purposes over 15 years. The excess of the purchase price over the net assets acquired related to Artisan Technologies, Inc. is not deductible for income tax purposes.

On March 10, 2003, the Company acquired for cash all of the stock of Darlington, Inc. ("Darlington"), a privately-held defense communications company based in Alexandria, Virginia. Darlington designs, manufactures and supports military communications equipment and information networking systems. The acquisition has enhanced the Company's existing positions on long-range platforms and programs across the U.S. military services and in particular the U.S. Marine Corps. The purchase price was $25.6 million, excluding transaction costs of approximately $0.3 million. In addition, the Company acquired and immediately paid off debt of $4.9 million. Darlington became part of the Company's Defense segment. The excess of the purchase price over the net assets acquired recorded as goodwill and other intangible assets is deductible for income tax purposes over 15 years.

On February 5, 2003, a wholly-owned subsidiary of the Company acquired for cash all of the stock of Advanced Engineering & Research Associates, Inc.("AERA"), a privately-held company located in Alexandria, Virginia. AERA, which was merged with another EDO subsidiary and renamed EDO Professional Services Inc., provides professional and information technology services primarily to the Department of Defense and other government agencies. The acquisition expanded the range of such services that the Company offers. The purchase price was $38.1 million, excluding transaction costs of $0.3 million. In addition, the Company acquired and immediately paid off debt of $3.8 million. AERA became part of the Company's Defense segment. The excess of the purchase price over the net assets acquired recorded as goodwill and other intangible assets is deductible for income tax purposes over 15 years.

On July 26, 2002, a wholly-owned subsidiary of the Company acquired substantially all of the assets and assumed certain liabilities of Condor Systems, Inc., a privately-held defense electronics company and its domestic subsidiary (together, "Condor") for $62.5 million in cash, in addition to transaction costs of $5.0 million. The acquisition expanded the Company's electronic warfare business in the areas of reconnaissance and surveillance systems. The assets became part of the Company's Defense and Communications and Space Products segments. The excess of the purchase price over the net assets acquired recorded as goodwill, IPR&D and other intangible assets is deductible for income tax purposes over 15 years.

Associated with the acquisition and included in operating earnings for 2003 and 2002 is $0.9 million and $0.6 million, respectively, of acquisition-related costs, of which $0.2 million in 2002 represents the write-off of purchased in-process research and development ("IPR&D"). This IPR&D was determined to not have reached technological feasibility and to not have alternative future use. The development project related to detecting and locating weak modulated continuous wave signals.

These acquisitions were accounted for as purchases and, accordingly, their operating results are included in the Company's consolidated financial statements since their respective acquisition dates.

The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed at the date of acquisition.

	Emblem At June 16, 2003	Darlington At March 10, 2003	AERA At February 5, 2003
	(In thousands)		
Current assets	$ 9,314	$ 11,943	$ 13,022
Plant and equipment	3,537	1,534	1,048
Customer contracts and relationships	7,698	14,400	17,100
Purchased technologies	5,355	—	—
Non-compete agreements	318	30	2,420
Tradename	669	400	500
Goodwill	8,710	13,462	11,649
Other assets	—	446	414
Liabilities	(6,660)	(16,326)	(7,791)
Total purchase price	$ 28,941	$ 25,889	$ 38,362

Adjustments resulting from the settlement of purchase prices on AERA, Darlington and Emblem have been made.

Unaudited pro forma results of operations, assuming the acquisitions of Emblem, Darlington, AERA and Condor had been completed at the beginning of each period are summarized below. The results reflect adjustments to net sales, cost of sales, amortization expense, compensation expense, purchased in-process research and development costs, interest income and expense and income tax expense. The interest rate used in determining pro forma adjustments to interest income or expense was based on the average yield of the Company's invested cash and cash equivalents and approximated 1.0% for each of the respective periods presented below.

	Year ended December 31, 2003	2002
	(In thousands, except per share amounts)	
Net sales	$ 489,531	$ 494,332
Earnings available for common shares, before discontinued operations and cumulative effect of a change in accounting principle	$ 15,995	$ 15,456
Diluted earnings per common share	$ 0.91	$ 0.89

The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had these acquisitions been completed at the beginning of the periods, or of the results which may occur in the future.

(3) Discontinued Operations

In 2003, we received notification of final settlement of bankruptcy matters pertaining to our former energy business. Upon the discontinuance of such business in 1996, a liability was established pending final settlement of the bankruptcy. This liability was reversed in the second quarter of 2003. Consequently, $1.4 million, net of income tax expense of $1.0 million, was reported as earnings from discontinued operations in the accompanying statement of earnings.

(4) Accounts and Notes Receivable

Accounts receivable included $51.8 million and $44.1 million at December 31, 2004 and 2003, respectively, of unbilled revenues. Substantially all of the unbilled balances at December 31, 2004 will be billed and are expected to be collected during 2005. Total billed receivables due from the United States Government, either directly or as a subcontractor to a prime contractor with the Government, were $70.9 million and $67.6 million at December 31, 2004 and 2003 respectively.

Notes receivable consist of the following at December 31, 2004 and December 2003:

	2004	2003
	(In thousands)	
Current:		
College Point	$ 400	$ 1,600
Deer Park	6,802	—
Long-term:		
Deer Park	—	6,538
Total	$ 7,202	$ 8,138

The original notes from the sale of the College Point facility in January 1996 were to be paid in full by December 31, 2004. However, one note was collected in full in 2004 and the other note was amended and extended to December 31, 2005. The latter note is due in equal quarterly amounts through September 2005 with a final payment of $0.1 million due on December 31, 2005 and bears interest at 7% per annum. It is secured by a mortgage on the facility. Also included in notes receivable is the note related to the sale of the Company's Deer Park facility in July 2003. The note is due no later than October 9, 2005. The note accrues imputed interest at 4% per annum and will be paid with the note.

(5) Inventories

Inventories are summarized by major classification as follows at December 31:

	2004	2003
	(In thousands)	
Raw material and supplies	$ 10,461	$ 8,624
Work-in-process	44,752	38,052
Finished goods	2,043	1,870
Less: Unliquidated progress payments	(4,389)	(13,813)
Total	$ 52,867	$ 34,733

(6) Property, Plant and Equipment, Net

The Company's property, plant and equipment at December 31 and their related useful lives are summarized as follows:

	2004	2003	
	(In thousands)		Life
Land	$ 125	$ 125	
Buildings and improvements	1,017	1,017	10-30 years
Machinery and equipment	73,466	66,891	3-19 years
Software	7,190	6,347	2-4 years
Leasehold improvements	16,816	16,039	Lease terms
	98,614	90,419	
Less accumulated depreciation and amortization	(63,784)	(59,064)	
	$ 34,830	$ 31,355	

On June 24, 2003, the Board of Directors of the Company approved the decision to sell the Company's 726,000 square foot facility in Deer Park, NY. The Company recorded a pre-tax impairment loss of $9.2 million in the second quarter of 2003, as the net book value of the assets exceeded the fair value less the costs to sell. The fair value was based on a $29.0 million sales price per the sales agreement entered into in July 2003. This impairment charge represents the entire loss the Company expects to incur.

Of the $29.0 million sales price, $22.0 million is in cash and $7.0 million is in the form of a purchase money mortgage and note. The Company closed on the sale in October 2003 and received the cash less closing payments. The note receivable is due no later than October 9, 2005. As part of the agreement, we will lease the facility through October 10, 2005, with the option to terminate before such date. The lease agreement does not have any renewal or buyout options.

(7) Accrued Liabilities

Accrued liabilities consisted of the following at December 31:

	2004	2003
	(In thousands)	
Employee compensation and benefits	$ 20,066	$ 22,453
Deferred revenue and accrual for future costs related to acquired contracts	8,857	11,161
Income taxes payable	2,950	10,438
Accrued interest	1,579	1,673
Warranty	1,354	1,612
Current portion of environmental obligation	280	264
Other	13,406	12,146
	$ 48,492	$ 59,747

(8) Long-Term Debt and Credit Facility

Credit Facility

At December 31, 2004, the Company has a $200 million credit facility with a consortium of banks, led by Citibank, N.A. as the administrative agent, Fleet National Bank as the syndication agent and Wachovia Bank, N.A. as the documentation agent. The facility expires in November 2005. In connection with the amended facility, $0.4 million and $0.9 million of deferred finance costs are included in other assets on the accompanying consolidated balance sheet at December 31, 2004 and 2003, respectively, and are being amortized using the straight-line method over the term of the agreement.

The credit facility provides sub-limits of borrowing up to $125.0 million for acquisition-related financing and up to $125.0 million in standby letters of credit financing. The potential cash borrowing under the facility is reduced by the amount of outstanding letters of credit. Any borrowings under the facility would be priced initially at LIBOR plus a predetermined amount, ranging from 1.25% to 1.75%, depending on the Company's consolidated leverage ratio at the time of the borrowing. At December 31, 2004, LIBOR was approximately 2.55% and the applicable adjustment to LIBOR was 1.25%. The facility requires the Company to pay each lender in the consortium a commitment fee on the average daily unused portion of their respective commitment at a rate equal to 0.25%.

There were no direct borrowings outstanding under the credit facility at December 31, 2004 or 2003. Letters of credit outstanding at December 31, 2004 pertaining to the credit facility were $39.8 million, resulting in $85.2 million available for additional letters of credit, if needed.

In connection with the credit facility, the Company is required to maintain both financial and non-financial covenants and ratios, including, but not limited to, minimum tangible net worth plus subordinated debt, leverage ratio, fixed charge coverage ratio, earnings before interest and taxes to interest expense ratio, total unsubordinated debt to tangible net worth, net income and dividends. Also, the Company cannot declare or pay any dividend on its outstanding common stock in an amount that exceeds fifty percent of its consolidated net income for the immediately preceding quarter. As of December 31, 2004, the Company was in compliance with its covenants. The credit facility is secured by the Company's accounts receivables, inventory and machinery and equipment.

5.25% Convertible Subordinated Notes due 2007

In April 2002, the Company completed its offering of $137.8 million of 5.25% Convertible Subordinated Notes due 2007 and received $133.7 million, net of commissions paid. Interest payments on the Notes are due April 15 and October 15 of each year, commencing on October 15, 2002. Accrued interest payable, included in accrued liabilities on the accompanying consolidated balance sheet, was $1.5 million at December 31, 2004 and 2003.

In connection with the offering of the Notes, there are $2.1 million and $3.1 million of unamortized debt issuance costs at December 31, 2004 and 2003, respectively, which are included in other assets on the accompanying consolidated balance sheet and are being amortized using the straight-line method through April 2007.

The Notes are convertible, unless previously redeemed or repurchased by the Company, at the option of the holder at any time prior to maturity, into the Company's common stock at an initial conversion price of $31.26 per share, subject to adjustment in certain events. As of December 31, 2004, there had been no such conversions.

(9) Employee Stock Ownership Plan and Trust

The Company sponsors an employee stock ownership plan (ESOP) which provides retirement benefits to substantially all employees.

The ESOP has an indirect loan from the Company payable through December 31, 2017. As quarterly payments are made under the indirect loan, unallocated common shares in the ESOP are committed-to-be-released. The allocation to participants is based on (i) a match of 50% of the first 6% of the participants' 401(k) contributions; (ii) a special allocation for employees who meet certain service requirements (iii) a fixed amount per participant chosen annually; and (iv) any remaining distribution is based on participants' relative compensation. The cost basis of the unearned/unallocated shares is initially recorded as a reduction to shareholders' equity. Compensation expense is recorded based on the market value of the Company's common shares as they are committed-to-be-released. The difference between the market value and the cost basis of the shares is recorded as additional paid-in capital. Dividends on unallocated shares are recorded as compensation expense.

In 2004, 2003 and 2002, non-cash ESOP compensation expense recorded by the Company amounted to $4.3 million, $3.3 million, and $4.0 million, respectively. At December 31, 2004, there are 2,161,180 unearned/unallocated shares which have an aggregate market value of $68.6 million and 1,756,996 allocated shares. Total principal and interest payments made in 2004, 2003, and 2002 under the merged ESOP indirect loan amounted to $1.7 million in each of the three years.

(10) Income Taxes

The 2004, 2003 and 2002 significant components of the provision for income taxes attributable to continuing operations are as follows:

	2004	2003	2002
	(In thousands)		
Federal			
Current	$ 13,375	$ 12,927	$ 10,659
Deferred	(533)	(5,900)	(2,503)
	$ 12,842	$ 7,027	$ 8,156
Foreign			
Current	$ (25)	$ 207	$ —
Deferred	77	82	—
	$ 52	$ 289	$ —
State			
Current	$ 2,876	$ 3,350	$ 2,667
Deferred	(204)	(1,022)	(481)
	$ 2,672	$ 2,328	$ 2,186
Total	$ 15,566	$ 9,644	$ 10,342

The reconciliation of income tax attributable to continuing operations computed at the U.S. Federal tax rate to income tax expense is:

	Percent of Pre-tax Earnings		
	2004	2003	2002
Tax at statutory rate	35.0%	35.0%	35.0%
State taxes, net of Federal benefit	4.7	5.0	5.0
Reserve Adjustment	(6.2)	—	—
Non-cash ESOP compensation expense	1.9	2.0	3.0
Foreign sales benefit	(1.1)	(1.3)	(1.4)
Other, net	0.6	1.1	0.9
Effective income tax rate	34.9%	41.8%	42.5%

The significant components of deferred tax assets and liabilities as of December 31 are as follows:

	2004	2003
	(In thousands)	
Deferred Tax Assets		
Retirement plans' additional minimum liability	$ 29,521	$ 20,442
Post-retirement benefits obligation other than pensions	5,507	5,233
Deferred revenue	1,185	1,697
Non-qualified plans	4,145	3,614
Inventory valuation	1,597	1,897
Vacation accrual	1,643	886
Other	1,699	967
Total deferred tax assets	45,297	34,736
Deferred Tax Liabilities		
Depreciation and amortization	4,754	4,306
Prepaid pension asset	4,823	3,613
Other	433	1,449
Total deferred tax liabilities	10,010	9,368
Net deferred tax asset	$ 35,287	$ 25,368

The Company is subject to ongoing tax examinations in various jurisdictions, which may result in challenges to tax positions taken and, accordingly, the Company may record adjustments to provisions based on the probable outcomes of such matters. However, the Company believes that the resolution of these matters will not have a material effect on its financial position, results of operations or cash flows. In 2004, the Company recorded an income tax benefit of $2.8 million due to the reversal of income tax contingencies which were determined to be no longer needed during the fourth quarter of 2004.

(11) Shareholders' Equity

At various times beginning in 1983, the Board of Directors has authorized and subsequently increased by amendments, a plan to purchase an aggregate amount of 4,190,000 common shares. As of December 31, 2004, the Company had acquired approximately 4,091,000 common shares in open market transactions at prevailing market prices. Approximately 4,046,000 of these shares have been used for various purposes, including: conversion of preferred shares; contributions of common shares to the EDO ESOP; grants pursuant to the Company's Long-Term Incentive Plans; payment of directors' fees; partial payment of a 50% stock dividend; and stock options exercised. As of December 31, 2004 and 2003, respectively, the Company held 94,585 and 88,128 common shares in its treasury for future use.

At December 31, 2004, the Company had reserved 6,083,511 authorized and unissued common shares for stock option and long-term incentive plans and conversion of the Notes.

(12) Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	2004	2003	2002
	(In thousands)		
Numerator:			
Earnings from continuing operations for basic calculation	$ 29,068	$ 13,411	$ 10,629
Effect of dilutive securities:			
Convertible notes	4,268	—	—
Numerator for diluted calculation	$ 33,336	$ 13,411	$ 10,629
Denominator:			
Denominator for basic calculation	17,695	17,308	17,080
Effect of dilutive securities:			
Stock options	274	253	299
Convertible notes	4,408	—	—
Denominator for diluted calculation	22,377	17,561	17,379

The assumed conversion of the Notes was dilutive for 2004 and anti-dilutive for 2003 and 2002.

The following table summarizes, for each year presented, the number of shares excluded from the computation of diluted earnings per share, as their effect upon potential issuance was anti-dilutive.

	For the Years Ended December 31,		
	2004	2003	2002
	(In thousands)		
5.25% Convertible Subordinated Notes	—	4,408	3,285
Unexercised stock options	2	311	326
	2	4,719	3,611

(13) Stock Plans

The Company has granted nonqualified stock options to officers, directors and other key employees under plans approved by the shareholders in 2002 for the purchase of its common shares at the fair market value of the common shares on the dates of grant. Options under the 2002 Long-Term Incentive Plan ("LTIP") generally become exercisable on the third anniversary of the date of the grant and expire on the tenth anniversary of the date of the grant. The 2002 LTIP will expire in 2012. Options under the 2002 Non-Employee Director Stock Option Plan ("NEDSOP"), which pertains only to non-employee directors, are immediately exercisable and expire on the tenth anniversary of the date of the grant. The 2002 NEDSOP will also expire in 2012.

Changes in options outstanding are as follows:

	2004		2003		2002	
	Weighted-Average Exercise Price	Shares Subject to Option	Weighted-Average Exercise Price	Shares Subject to Option	Weighted-Average Exercise Price	Shares Subject to Option
Beginning of year	$ 14.65	1,206,096	$ 13.59	1,057,143	$ 7.75	805,876
Options granted	24.37	65,000	19.00	224,405	26.72	327,850
Options exercised	9.35	(164,135)	6.66	(37,327)	6.98	(69,433)
Options expired/cancelled	23.05	(23,150)	18.53	(38,125)	22.02	(7,150)
End of year	$ 15.86	1,083,811	$ 14.65	1,206,096	$ 13.59	1,057,143
Exercisable at year end	$ 12.33	732,956	$ 11.26	602,916	$ 10.70	490,243

The options outstanding as of December 31, 2004 are summarized as follows:

Range of Exercise Prices	Weighted-Average Exercise Price	Number of Options Outstanding	Weighted-Average Remaining Life
$3.07-5.44	$ 4.31	16,500	1 year
6.13-9.60	7.83	512,456	5 years
17.86-25.01	20.44	289,430	8 years
27.02-31.40	27.09	265,425	7 years
		1,083,811	

The 2002 LTIP also provides for restricted common share long-term incentive awards as defined under the plan. As of December 31, 2004 plan participants had been awarded 521,000 restricted common shares. Deferred compensation is recorded for the fair value of the restricted common share awards on the date of grant and is amortized over the five-year period the related services are provided. The fair value of a restricted common share award is calculated as the average of the high and low market values of our common shares on the grant date, as reported for such date on a national exchange or nationally recognized system of price quotation. In the event that there are no transactions reported on such exchange or system on such date, the average would be based on the high and low market values of our common shares on the immediately preceding date. The amount charged to operations in 2004, 2003 and 2002 was $0.9 million, $0.3 million and $0.2 million, respectively. The increase in the expense for 2004 compared to prior years is due to an increase in the amount of shares granted in 2004 as well as the higher fair value on the date of grant. As of December 31, 2004, 591,511 shares are available for additional awards.

(14) Other Employee Benefit Plans

Defined Benefit Plans

The Company maintains a qualified noncontributory defined benefit pension plan covering less than one half of its employees. In November 2002, the plan was amended whereby participation and benefits accrued under the plan were frozen as of December 31, 2002. The Company's funding policy is to make annual contributions to the extent such contributions are at least equal to the minimum required contribution and are tax deductible.

In 2004, 2003 and 2002 the Company recorded pension expense of $2.2 million, $3.9 million and $6.0 million, respectively. For 2002, the expense included a curtailment loss of $2.0 million resulting from the aforementioned amendment to the plan.

A summary of the weighted-average rate assumptions as of December 31 used in pension calculations follows. (Since the Company froze the defined benefit plan in December 2002 there is no future compensation increase for subsequent years.)

	2004	2003	2002
Discount Rate (for obligations as of December 31)	5.75%	6.25%	6.75%
Expected long-term return on plan assets	8.25%	8.75%	9.50%
Rate of compensation increase	-	-	4.95%

In 2004, 2003 and 2002, the Company used the building block approach to the estimation of the long-term rate of return on assets. Under this approach, the Company reviewed the publicly available common source data for the range of returns on basic types of equity and fixed income instruments and the differential to those rates provided by active investment management. In consultation with the Company's actuarial and active asset management consultants and taking into account the funds' actual performance and expected asset allocation going forward, the Company selected an overall return rate within the resulting range.

Plan asset investment decisions are made by the Pension Investment Committee of the Board of Directors. This committee utilizes the services of a financial advisor in the selection and monitoring of specific asset managers. At its periodic meetings the committee reviews the performance of various funds against benchmarks and makes investment decisions which are then carried out by the fund trustee. The target asset allocation is 70% equity instruments and 30% fixed income instruments. The assets are invested in a variety of both actively managed and passive funds chosen by the committee. Futhermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth, value, and small and large capitalizations. Our plan investments are diversified to mitigate any adverse results from one security class on the entire investment porfolio. A small amount of excess return is expected from active investment management.

Plan assets

The assets of the Company's defined benefit plans are managed on a commingled basis in a third party master trust. The investment policy and allocation of the assets in the master trust were approved by the Company's Pension Plans Investment Committee of the Board of Directors, which has oversight responsibility for the Company's retirement plans.

The investment allocation for each major asset class as a percent of plan asset fair value as of December 31 is as follows:

	2004	2003	2002
Equity Securities	73.7%	69.7%	65.0%
Debt Securities	25.7%	29.7%	34.4%
Cash	0.6%	0.6%	0.6%
Total	100.0%	100.0%	100.0%

In 2004, the Company made no contribution to the plan compared to a contribution of $5.0 million in 2003. The Company plans to contribute up to $6.0 million in 2005.

A summary of the components of net periodic pension expense follows:

	2004	2003	2002
	(In thousands)		
Service cost	$ —	$ —	$ (4,353)
Interest on projected benefit obligation	(12,151)	(12,727)	(15,091)
Expected return on plan assets	12,705	12,250	17,217
Amortization of prior service cost	—	—	(261)
Recognized net actuarial loss	(2,737)	(3,454)	(1,476)
Curtailment loss	—	—	(1,998)
Net pension expense	$ (2,183)	$ (3,931)	$ (5,962)

The following sets forth the funded status of the plan as of December 31:

	2004	2003
	(In thousands)	
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 204,439	$ 197,188
Service cost	—	—
Interest cost	12,151	12,727
Benefits paid	(18,959)	(20,058)
Actuarial loss	24,314	14,582
Projected benefit obligation at end of year	$ 221,945	$ 204,439
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 164,024	$ 148,635
Actual return on plan assets	16,229	30,447
Employer contribution	—	5,000
Benefits paid	(18,959)	(20,058)
Fair value of plan assets at end of year	$ 161,294	$ 164,024
Funded status	$ (60,651)	$ (40,415)
Unrecognized net loss	66,415	48,362
Prepaid pension cost	$ 5,764	$ 7,947

Due to the lower discount rate, offset by positive fund performance, the accumulated benefit obligation at December 31, 2004 and 2003 exceeded the fair value of plan assets by $60.7 million and $40.4 million, respectively. The Company recorded an additional minimum liability of $66.4 million and $48.4 million as of December 31, 2004 and 2003, respectively. Consequently, net of tax comprehensive loss of $10.7 and income of $4.2 million were charged against shareholders' equity in 2004 and 2003, respectively. Amounts recognized in the consolidated balance sheets at December 31 are as follows:

	2004	2003
	(In thousands)	
Prepaid pension cost (included in other assets)	$ 5,764	$ 7,947
Additional minimum liability (included in post-retirement benefits obligations)	$ (66,415)	$ (48,362)
Accumulated other comprehensive loss (included in shareholders' equity)	$ 66,415	$ 48,362

Estimated Future Benefit Payments

The following table presents estimated future benefit payments:

	(In thousands)
2005	$ 14,173
2006	$ 14,549
2007	$ 14,803
2008	$ 14,997
2009	$ 15,199
2010-2014	$ 77,412

Non-Qualified Plans

The Company has a supplemental retirement plan for officers and certain employees. Benefits are based on years of service and certain compensation that is excluded under the qualified °plan. In November 2003 the plan was amended whereby benefits under the plan were frozen for all but two individuals as of December 31, 2003. Consequently, a curtailment charge of $0.9 million was recorded in 2003. The plan is unfunded and has no assets.

A summary of the weighted-average assumptions as of December 31 used in pension calculations follows:

	2004	2003	2002
Discount Rate (for obligations as of December 31)	5.75%	6.25%	6.75%
Rate of compensation increase	5.00%	5.00%	4.95%

Total expenses under the non-qualified plans in 2004, 2003 and 2002 were $1.2 million, $2.6 million and $1.4 million, respectively. The 2003 expense included the aforementioned $0.9 million curtailment charge.

A summary of the components of net periodic pension expense follows:

	2004	2003	2002
		(In thousands)	
Service cost	$ 220	$ 372	$ 190
Interest on projected benefit obligation	700	802	815
Amortization of transitional liability	3	3	32
Amortization of prior service cost	63	184	141
Recognized net actuarial loss	171	273	225
Effect of curtailment	—	942	—
Net pension expense	$ 1,157	$ 2,576	$ 1,403

Summarized below is the funded status of the combined supplemental plans as of December 31:

	2004	2003
	(In thousands)	
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 11,641	$ 13,047
Service cost	219	372
Interest cost	700	802
Benefits paid	(892)	(987)
Actuarial loss	5,915	158
Plan amendments	—	—
Effect of curtailment	—	(1,752)
Projected benefit obligation at end of year	$ 17,583	$ 11,640
Change in plan assets:		
Fair value of plan assets at beginning of the year	$ —	$ —
Employer contribution	892	987
Benefits paid	(892)	(987)
Fair value of plan assets at end of year	$ —	$ —
Funded status	$ (17,583)	$ (11,640)
Unrecognized net loss	8,081	2,338
Unrecognized prior service cost	496	558
Unrecognized net obligation	4	7
Accrued benefit cost	$ (9,002)	$ (8,737)

The accumulated benefit obligation at December 31, 2004 and 2003 exceeded the fair value of plan assets by $15.1 million and $10.8 million, respectively. The Company recorded an additional minimum liability of $6.1 million and $2.1 million as of December 31, 2004 and 2003, respectively. Consequently, a net of tax comprehensive loss of $2.4 million and income of $0.4 million were charged against shareholders' equity in 2004 and

2003, respectively. Amounts recognized in the consolidated balance sheets at December 31 are as follows:

	2004	2003
	(In thousands)	
Accrued benefit cost (included in post-retirement benefits obligation)	$ (9,002)	$ (8,737)
Intangible asset (included in other assets)	$ 500	$ 565
Additional minimum liability (included in post-retirement benefits obligations)	$ (6,088)	$ (2,062)
Accumulated other comprehensive loss (included in shareholders' equity)	$ 5,588	$ 1,497

Estimated Future Benefit Payments

The following table presents estimated future benefit payments:

	(In thousands)
2005	$ 989
2006	$ 981
2007	$ 1,465
2008	$ 1,463
2009	$ 1,447
2010-2014	$ 6,886

401(k) Plans

The Company sponsors a 401(k) plan covering substantially all employees which provides for a match by the Company of 50% of the first 6% of employee contributions. The match is provided in the Company's common stock under the ESOP plan.

(15) Post-Retirement Health Care and Life Insurance Benefits

The Company provides certain health care and life insurance benefits to qualified retired employees and dependents at certain locations. These benefits are funded as benefits are provided, with the retiree paying a portion of the cost through contributions, deductibles and coinsurance provisions. The Company has always retained the right to modify or terminate the plans providing these benefits.

In accordance with SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions," the Company recognizes these benefit expenses on an accrual basis as the employees earn them during their employment rather than when they are actually paid.

EDO Post-Retirement Benefit Plan

Post-retirement health care and life insurance expense included the following components:

	2004	2003	2002
	(In thousands)		
Interest cost	$ 143	$ 126	$ 171
Recognized actuarial loss	53	—	—
Total post-retirement health care and life insurance expense	$ 196	$ 126	$ 171

The funded status of the EDO post-retirement health care and life insurance benefits plan is as follows as of December 31:

	2004	2003
	(In thousands)	
Change in accumulated post-retirement benefit obligation:		
Accumulated benefit obligation at beginning of year	$ 2,441	$ 2,113
Interest cost	143	126
Benefits paid	(353)	(432)
Participant contributions	29	27
Actuarial loss	62	608
Unfunded accumulated post-retirement benefit obligation at end of year	$ 2,322	$ 2,442
Unrecognized net loss	(578)	(569)
Accrued post-retirement benefit cost	$ 1,744	$ 1,873

Actuarial assumptions used in determining the accumulated post-retirement benefit obligation include a discount rate of 5.75% and 6.25% at December 31, 2004 and 2003, respectively, and estimated increases in health care costs. The Company has limited its increase in health care costs to 5% per year by requiring the retirees to absorb any costs in excess of 5% and has used such rate to measure its obligation.

The effects of a one percentage point change in the assumed health care cost trend rates would have had the following effects increase/(decrease) in cost and/or obligation on the results for fiscal year 2004:

	(In thousands)	
	1% Point Increase	1% Point Decrease
Benefit obligation at end of year	$ 15.0	$ (14.0)
Interest cost	0.9	(0.9)

The above 1% increase/decrease trend is based primarily on the change in dental trend rates, since medical plan benefits are capped.

AIL Post-Retirement Benefit Plan

Post-retirement expense included in the consolidated financial statements comprised the following:

	2004	2003	2002
	(In thousands)		
Service cost	$ 452	$ 453	$ 313
Interest cost	741	765	431
Recognized net actuarial loss (gain)	12	40	(269)
Total post-retirement expense	$ 1,205	$ 1,258	$ 475

The funded status of the AIL post-retirement benefit plan is as follows as of December 31:

	2004	2003
	(In thousands)	
Change in accumulated post-retirement benefit obligation:		
Accumulated benefit obligation	$ 12,258	$ 11,771
Service cost	452	453
Interest cost	741	765
Benefits paid	(381)	(441)
Actuarial (gain) loss	(4,857)	(291)
Unfunded accumulated post-retirement benefit obligation at end of year	$ 8,213	$ 12,257
Unrecognized gain/(loss)	3,474	(1,394)
Accrued post-retirement benefit cost	$ 11,687	$ 10,863

Actuarial assumptions used in determining the accumulated post-retirement benefit obligation include a discount rate of 5.75% and 6.25% at December 31, 2004 and 2003, respectively. The accumulated benefit obligation would not be affected by increases in healthcare costs for retirees since such costs are funded by the participants. Healthcare trend costs will only affect the amounts related to disabled participants.

The effects of a one percentage point change in the assumed health care cost trend rates would have had the following effects increase/(decrease) in cost and/or obligation on the results for fiscal year 2004:

	(In thousands) 1% Point Increase	1% Point Decrease
Benefit obligation at end of year	$ 380	$ (352)
Interest cost	0.4	(0.4)

(16) Commitments and Contingencies

In order to aggregate all commitments and contractual obligations as of December 31, 2004, the following table is included. The Company is obligated under building and equipment leases expiring between 2005 and 2017. The aggregate future minimum lease commitments under those obligations with non-cancellable terms in excess of one year are shown below. The Company's commitments under letters of credit and advance payment and performance bonds relate primarily to advances received on foreign contracts which would be paid only if the Company failed to perform in accordance with the contract terms. The Company does not expect to have to make payments under these letters of credits or bonds since these obligations are removed as we perform under the related contracts. The amounts for letters of credit and performance bonds represent the amount of commitment expiration per period.

	Payments Due (in millions):						
	Total	2005	2006	2007	2008	2009	2010 and Beyond
5.25% Convertible Subordinated Notes due 2007	$ 137.8	$ —	$ —	$ 137.8	$ —	$ —	$ —
Operating leases	109.8	14.4	12.5	11.5	11.0	10.7	49.7
Letters of credit	39.8	37.5	0.1	2.2	—	—	—
Projected pension contributions	29.0	6.0	6.0	6.0	6.0	5.0	—
Advance payment and performance bonds	1.9	—	0.2	—	—	1.7	—
Total	$ 318.3	$ 57.9	$ 18.8	$ 157.5	$ 17.0	$ 17.4	$ 49.7

Actual pension contributions may differ from amounts presented above and are contingent on cash flow and liquidity.

Rental expense for the years ended December 31, 2004, 2003 and 2002 amounted to $13.6 million, $10.7 million and $5.4 million, respectively.

(17) Legal Matters

The Company and three other companies entered into a consent decree in 1990 with the Federal government for the remediation of a Superfund site. The Superfund site has been divided into three operable units. The consent decree relates to two of the operable units. The third operable unit has not been formally studied and, accordingly, no liability has been recorded by the Company. The Company believes that the aggregate amount of the obligation and timing of cash payments associated with the two operable units subject to the consent decree are reasonably fixed and determinable. Accordingly, the environmental obligation has been discounted at five percent. Management estimates that as of December 31, 2004, the discounted liability over the remainder of the twenty-one years related to these two operable units is approximately $1.9 million of which approximately $0.3 million has been classified as current and is included in accrued liabilities. Approximately $0.6 million of the $1.9 million liability will be incurred over the next five years.

The Company is also involved in other environmental cleanup efforts, none of which management believes is likely to have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Additionally, the Company and its subsidiaries are subject to certain legal actions that arise out of the normal course of business. It is management's belief that the ultimate outcome of these actions will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

(18) Business Segments

The Company determines its operating segments based upon an analysis of its products and services, production processes, types of customers, economic characteristics and the related regulatory environment, which is consistent with how management operates the Company. The Company's continuing operations are conducted in three business segments: Defense, Communications and Space Products, and Engineered Materials.

The Defense segment provides integrated front-line warfighting systems and components including electronic-warfare systems, reconnaissance and surveillance systems, aircraft weapons suspension and release systems, integrated combat systems, command, control, communications, computers, and intelligence (C4I) products and systems, undersea-warfare systems and professional and engineering services for military forces and friendly governments worldwide. The Communications and Space Products segment supplies antenna products and ultra-miniature electronics and systems for the remote sensing and electronic warfare industries. The Engineered Materials segment supplies commercial and military piezo-electric ceramic products and integrated composite structures for the aircraft and oil industries. The Company has a disciplined acquisition program which is diversifying the base of major platforms and customers.

Domestic U.S. Government sales, which include sales to prime contractors of the U.S. Government, amounted to 62%, 76% and 75% of net sales, which were 73%, 80% and 82% of Defense's net sales, 89%, 71% and 62% of Communications and Space Products' net sales and 49%, 49% and 42% of Engineered Materials' net sales for 2004, 2003 and 2002, respectively. International sales comprised 14%, 18% and 15% of net sales for 2004, 2003 and 2002, respectively. In addition, the Universal Exciter Upgrade program in the Defense segment comprised approximately 0%, 2% and 14% of net sales for 2004, 2003 and 2002, respectively.

Principal products and services by segment are as follows:

Defense Segment

- Reconnaissance and Surveillance Systems
- Command, Control, Communications, Computers and Intelligence (C4I)
- Electronic Warfare
- Undersea Warfare Sonar Systems
- Aircraft Armament
- Airborne Mine Countermeasures Systems
- Rugged Computer and Electronics
- Professional and Engineering Services

Communications and Space Products Segment

- Electronic Force Protection Systems
- Interference Cancellation
- Antenna Products

Engineered Materials Segment

- Electro-Ceramic Products
- Integrated Advanced Composite Structures Products

Information by segment on sales, operating earnings, identifiable assets, depreciation and amortization, and capital expenditures is as follows for each of the three years ended December 31:

	2004	2003	2002
	(In thousands)		
Net sales:			
Defense	$ 406,301	$ 360,001	$ 243,447
Communications and Space Products	81,641	55,458	47,262
Engineered Materials	48,231	45,208	38,167
	$ 536,173	$ 460,667	$ 328,876
Operating earnings:			
Defense	$ 43,064	$ 35,062	$ 28,674
Communications and Space Products	4,294	3,583	(441)
Engineered Materials	5,443	2,385	3,150
Impairment loss on Deer Park facility	—	(9,160)	—
Curtailment loss	—	(942)	(1,998)
	$ 52,801	$ 30,928	$ 29,385
Net interest expense	(7,848)	(8,152)	(4,956)
Other (expense) income, net	(319)	279	(95)
Earnings from continuing operations before income taxes and cumulative effect of a change in accounting principle	$ 44,634	$ 23,055	$ 24,334
Identifiable assets:			
Defense	$ 313,979	$ 303,881	$ 224,017
Communications and Space Products	45,867	34,684	40,001
Engineered Materials	33,669	30,482	28,496
Corporate	153,174	125,649	189,060
	$ 546,689	$ 494,696	$ 481,574
Depreciation and amortization:			
Defense	$ 11,742	$ 12,551	$ 7,440
Communications and Space Products	1,934	2,335	1,895
Engineered Materials	1,986	1,893	1,800
Corporate	378	286	186
	$ 16,040	$ 17,065	$ 11,321
Capital expenditures:			
Defense	$ 9,215	$ 4,309	$ 3,587
Communications and Space Products	2,093	956	816
Engineered Materials	2,258	2,347	1,819
Corporate	640	1,253	871
	$ 14,206	$ 8,865	$ 7,093

Acquisition-related costs in 2003 and 2002, including IPR&D, attributable to the Condor acquisition are included in the segments as follows:

	2004	2003	2002
	(In thousands)		
Defense	$ —	$ 929	$ 567
Communications and Space Products	—	—	—
Engineered Materials	—	—	—
Total	$ —	$ 929	$ 567

(19) Guarantor and Non-Guarantor Subsidiaries

The Company may, from time to time, issue indebtedness, a condition of which would be the guarantee of this indebtedness by certain of its subsidiaries. Presented below is condensed consolidating financial information for the Company and the contemplated subsidiary guarantors and non-guarantors at December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004. There were no subsidiaries that would have been non-guarantor subsidiaries for 2002. Each contemplated subsidiary guarantor is 100% owned, directly or indirectly, by the Company. Any guarantees that may be issued will be full and unconditional, as well as joint and several. In connection with the Company's credit facility, the Company cannot declare or pay any dividend on its outstanding common stock in an amount that exceeds fifty percent of its consolidated net income for the immediately preceding quarter.

EDO Corporation Condensed Consolidating Balance Sheet December 31, 2004

	EDO Corporation Parent Company Only	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
Assets					
Current assets:					
Cash and cash equivalents	$ 91,783	$ 2,660	$ 4,441		$ 98,884
Accounts receivable, net	35,164	113,914	4,732		153,810
Inventories	3,578	44,815	4,474		52,867
Deferred income tax asset, net	5,046	—	—		5,046
Notes receivable	7,202	—	—		7,202
Prepayments and other	951	2,206	336		3,493
Total current assets	143,724	163,595	13,983		321,302
Investment in subsidiaries	269,025	—	—	(269,025)	—
Property, plant and equipment, net	9,922	21,451	3,457		34,830
Notes receivable	—	—	—		—
Goodwill	—	82,941	8,710		91,651
Other intangible assets, net	—	37,737	12,619		50,356
Deferred income tax asset, net	30,241	—	—		30,241
Other assets	17,238	1,071	—		18,309
	$ 470,150	$ 306,795	$ 38,769	$ (269,025)	$ 546,689
Liabilities and Shareholders' Equity					
Current liabilities:					
Accounts payable and accrued liabilities	$ 26,735	$ 48,431	$ 5,732		$ 80,898
Contract advances and deposits	2,344	11,352	—		13,696
Total current liabilities	29,079	59,783	5,732		94,594
Long-term debt	137,800	—	—		137,800
Income taxes payable	5,768	—	—		5,768
Deferred income tax liabilities, net	(169)	—	169		—
Post retirement benefits obligations	83,249	11,687	—		94,936
Environmental obligation	1,663	—	—		1,663
Intercompany accounts	—	112,704	25,911	(138,615)	—
Shareholders' equity:					
Preferred shares	—	—	—		—
Common shares	20,112	98	—	(98)	20,112
Additional paid-in capital	158,548	25,221	6,418	(31,639)	158,548
Retained earnings	96,004	102,376	349	(102,725)	96,004
Accumulated other comprehensive loss, net of income tax benefit	(42,008)	(801)	190		(42,619)
Treasury shares	(1,449)	(4,052)	—	4,052	(1,449)
Unearned ESOP shares	(16,039)	—	—		(16,039)
Management group receivables	—	(221)	—		(221)
Deferred compensation under Long-Term Incentive Plan	(2,408)	—	—		(2,408)
Total shareholders' equity	212,760	122,621	6,957	(130,410)	211,928
	$ 470,150	$ 306,795	$ 38,769	$ (269,025)	$ 546,689

EDO Corporation Condensed Consolidating Statement of Earnings December 31, 2004

	EDO Corporation Parent Company Only	*Subsidiary Guarantors*	*Non-Guarantors*	*Eliminations*	*Consolidated*
Continuing Operations:					
Net Sales	$ 95,060	$ 425,262	$ 29,062	$ (13,211)	$ 536,173
Costs and expenses:					
Cost of sales	78,084	307,026	21,062	(13,211)	392,961
Selling, general and administrative	3,946	68,509	6,336	—	78,791
Research and development	2,879	7,304	1,437	—	11,620
Acquisition-related costs	—	—	—	—	—
Benefit plan curtailment loss	—	—	—	—	—
Impairment loss on Deer Park facility	—	—	—	—	—
	84,909	382,839	28,835	(13,211)	483,372
Operating Earnings	10,151	42,423	227	—	52,801
Non-operating income (expense)					
Interest income	1,003	172	96	—	1,271
Interest expense	(9,119)	—	—	—	(9,119)
Other, net	(76)	41	(284)	—	(319)
	(8,192)	213	(188)	—	(8,167)
(Loss) earnings from continuing operations before income taxes	1,959	42,636	39	—	44,634
Income tax (benefit) expense	(1,581)	16,909	238	—	15,566
(Loss) earnings from continuing operations	3,540	25,727	(199)	—	29,068
Equity in undistributed earnings of subsidiaries	25,528	—	—	(25,528)	—
	29,068	25,727	(199)	(25,528)	29,068
Earnings from discontinued operations	—	—	—	—	—
Net earnings	$ 29,068	$ 25,727	$ (199)	$ (25,528)	$ 29,068

EDO Corporation Condensed Consolidating Statement of Cash Flows December 31, 2004

	EDO Corporation Parent Company Only	Subsidiary Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating Activities:					
Earnings from continuing operations	$ 29,068	$ 25,727	$ (199)	$ (25,528)	$ 29,068
Adjustments to earnings to arrive at cash provided (used) by continuing operations:					
Depreciation	1,697	7,933	846	—	10,476
Amortization	—	4,561	1,003	—	5,564
Deferred tax benefit	—	(660)	—	—	(660)
Loss (gain) on sale of property, plant and equipment	62	193	—	—	255
Deferred compensation expense	916	—	—	—	916
Non-cash Employee Stock Ownership Plan compensation expense	4,330	—	—	—	4,330
Dividends on unallocated Employee Stock Ownership Plan shares	272	—	—	—	272
Common shares issued for directors' fees	140	—	—	—	140
Income tax benefit from stock options	1,134	—	—	—	1,134
Changes in operating assets and liabilities, excluding effects of acquisitions:					
Equity in earnings of subsidiaries	(25,528)	—	—	25,528	—
Intercompany	18,152	(17,685)	(467)	—	—
Accounts receivable	(6,077)	(12,682)	(748)	—	(19,507)
Inventories	1,742	(18,691)	(1,185)	—	(18,134)
Prepayments and other assets	2,341	1,253	(6)	—	3,588
Accounts payable, accrued liabilities and other	(2,042)	4,169	617	—	2,744
Contract advances and deposits	(444)	5,945	—	—	5,501
Cash provided (used) by continuing operations	25,763	63	(139)	—	25,687
Net cash provided by discontinued operations					
Investing Activities:					
Purchase of plant and equipment	(4,714)	(8,904)	(588)	—	(14,206)
Payments received on notes receivable	1,200	—	—	—	1,200
Cash paid for acquisitions, net of cash acquired	301	—	—	—	301
Cash used by investing activities	(3,213)	(8,904)	(588)	—	(12,705)
Financing Activities:					
Proceeds from exercise of stock options	1,535	—	—	—	1,535
Proceeds from management group receivables	—	130	—	—	130
Payment of common share cash dividends	(2,395)	—	—	—	(2,395)
Cash (used) provided by financing activities	(860)	130	—	—	(730)
Net increase (decrease) in cash and cash equivalents	21,690	(8,711)	(727)	—	12,252
Cash and cash equivalents at beginning of year	70,093	11,371	5,168	—	86,632
Cash and cash equivalents at end of year	$ 91,783	$ 2,660	$ 4,441	$ —	$ 98,884

EDO Corporation Condensed Consolidating Balance Sheet December 31, 2003

	EDO Corporation Parent Company Only	*Subsidiary Guarantors*	*Non-Guarantors*	*Eliminations*	*Consolidated*
Assets					
Current assets:					
Cash and cash equivalents	$ 70,093	$ 11,371	$ 5,168	—	$ 86,632
Accounts receivable, net	29,087	101,233	3,984	(1)	134,303
Inventories	5,320	26,124	3,289	—	34,733
Deferred income tax asset, net	4,836	—	—	—	4,836
Notes receivable	1,600	—	—	—	1,600
Prepayments and other	1,010	3,014	330	—	4,354
Total current assets	111,946	141,742	12,771	(1)	266,458
Investment in subsidiaries	261,950	—	—	(261,950)	—
Property, plant and equipment, net	6,966	20,674	3,715	—	31,355
Notes receivable	6,538	—	—	—	6,538
Goodwill	—	82,919	9,608	—	92,527
Other intangible assets, net	—	42,276	13,622	—	55,898
Deferred income tax asset, net	20,532	—	—	—	20,532
Other assets	19,850	1,538	—	—	21,388
	$ 427,782	$ 289,149	$ 39,716	$ (261,951)	$ 494,696
Liabilities and Shareholders' Equity					
Current liabilities:					
Accounts payable and accrued liabilities	$ 31,866	$ 44,679	$ 6,004	$ (1)	82,548
Contract advances and deposits	2,788	5,407	—	—	8,195
Total current liabilities	34,654	50,086	6,004	(1)	90,743
Income taxes payable	2,195	—	—	—	2,195
Long-term debt	137,800	—	—	—	137,800
Deferred income tax liabilities, net	(82)	—	82	—	—
Post retirement benefits obligations	61,035	10,863	—	—	71,898
Environmental obligation	1,728	—	—	—	1,728
Intercompany accounts	—	126,326	26,611	(152,937)	—
Shareholders' equity:					
Preferred shares	—	—	—	—	—
Common shares	19,832	99	—	(99)	19,832
Additional paid-in capital	150,097	25,221	6,486	(31,707)	150,097
Retained earnings	69,059	80,878	548	(81,426)	69,059
Accumulated other comprehensive loss, net of income tax benefit	(29,512)	79	(15)	167	(29,281)
Treasury shares	(1,255)	(4,052)	—	4,052	(1,255)
Unearned ESOP shares	(17,290)	—	—	—	(17,290)
Management group receivables	—	(351)	—	—	(351)
Deferred compensation under Long-Term Incentive Plan	(479)	—	—	—	(479)
Total shareholders' equity	190,452	101,874	7,019	(109,013)	190,332
	$ 427,782	$ 289,149	$ 39,716	$ (261,951)	$ 494,696

EDO Corporation Condensed Consolidating Statement of Earnings December 31, 2003

	EDO Corporation Parent Company Only	*Subsidiary Guarantors*	*Non-Guarantors*	*Eliminations*	*Consolidated*
Continuing Operations:					
Net Sales	$ 91,420	$ 371,306	$ 16,047	$ (18,106)	$ 460,667
Costs and expenses:					
Cost of sales	76,684	271,384	8,297	(18,106)	338,259
Selling, general and administrative	5,420	60,132	6,303	—	71,855
Research and development	2,970	5,210	414	—	8,594
Acquisition-related costs	250	679	—	—	929
Benefit plan curtailment loss	942	—	—	—	942
Impairment loss on Deer Park facility	—	9,160	—	—	9,160
	86,266	346,565	15,014	(18,106)	429,739
Operating Earnings	5,154	24,741	1,033	—	30,928
Non-operating income (expense)					
Interest income	630	282	29	—	941
Interest expense	(9,093)	—	—	—	(9,093)
Other, net	(42)	321	—	—	279
	(8,505)	603	29	—	(7,873)
(Loss) earnings from continuing operations before income taxes	(3,351)	25,344	1,062	—	23,055
Income tax (benefit) expense	(1,068)	10,198	514	—	9,644
(Loss) earnings from continuing operations	(2,283)	15,146	548	—	13,411
Equity in undistributed earnings of subsidiaries	15,694	—	—	(15,694)	—
	13,411	15,146	548	(15,694)	13,411
Earnings from discontinued operations	1,398	—	—	—	1,398
Net earnings	**$ 14,809**	**$ 15,146**	**$ 548**	**$ (15,694)**	**$ 14,809**

EDO Corporation Condensed Consolidating Statement of Cash Flows December 31, 2003

	EDO Corporation Parent Company Only	*Subsidiary Guarantors*	*Non-Guarantors*	*Eliminations*	*Consolidated*
Operating Activities:					
Earnings from continuing operations	$ 13,411	$ 15,146	$ 548	$ (15,694)	$ 13,411
Adjustments to earnings to arrive at cash provided (used) by continuing operations:					
Depreciation	1,748	10,082	350	—	12,180
Amortization	—	4,466	419	—	4,885
Deferred tax benefit	(7,227)	387	—	—	(6,840)
Bad debt expense	—	568	—	—	568
Loss (gain) on sale of property, plant and equipment	6	(137)	—	—	(131)
Impairment loss on assets held for sale	—	9,160	—	—	9,160
Deferred compensation expense	289	—	—	—	289
Non-cash Employee Stock Ownership Plan compensation expense	3,281	—	—	—	3,281
Non-cash stock option compensation expense	292	—	—	—	292
Dividends on unallocated Employee Stock Ownership Plan shares	292	—	—	—	292
Common shares issued for directors' fees	108	—	—	—	108
Income tax benefit from stock options	328	—	—	—	328
Changes in operating assets and liabilities, excluding effects of acquisitions:					
Equity in earnings of subsidiaries	(15,694)	—	—	15,694	—
Intercompany	33,636	(36,859)	3,223	—	—
Accounts receivable	(4,500)	217	1,080	—	(3,203)
Inventories	(4,228)	5,190	444	—	1,406
Prepayments and other assets	4,334	(295)	(7)	—	4,032
Contribution to defined benefit pension plan	(5,000)	—	—	—	(5,000)
Accounts payable, accrued liabilities and other	22,406	(27,447)	(361)	—	(5,402)
Contract advances and deposits	(8,297)	(3,785)	—	—	(12,082)
Cash provided (used) by continuing operations	35,185	(23,307)	5,696	—	17,574
Net cash provided by discontinued operations	79	—	—	—	79
Investing Activities:					
Purchase of plant and equipment	(3,224)	(5,113)	(528)	—	(8,865)
Proceeds from sale of property, plant and equipment	—	21,304	—	—	21,304
Payments received on notes receivable	300	1,085	—	—	1,385
Restricted cash	27,347	—	—	—	27,347
Cash paid for acquisitions, net of cash acquired	(94,188)	—	—	—	(94,188)
Cash (used) provided by investing activities	(69,765)	17,276	(528)	—	(53,017)
Financing Activities:					
Proceeds from exercise of stock options	268	—	—	—	268
Proceeds from management group receivables	—	242	—	—	242
Repayments of acquired debt	(8,660)	—	—	—	(8,660)
Payment of common share cash dividends	(2,367)	—	—	—	(2,367)
Cash (used) provided by financing activities	(10,759)	242	—	—	(10,517)
Net decrease in cash and cash equivalents	(45,260)	(5,789)	5,168	—	(45,881)
Cash and cash equivalents at beginning of year	115,353	17,160	—	—	132,513
Cash and cash equivalents at end of year	**$ 70,093**	**$ 11,371**	**$ 5,168**	**$ —**	**$ 86,632**

EDO Corporation Condensed Consolidating Statement of Earnings December 31, 2002

	EDO Corporation Parent Company Only	*Subsidiary Guarantors*	*Eliminations*	*Consolidated*
Continuing Operations:				
Net Sales	**$ 87,154**	**$ 254,772**	**$ (13,050)**	**$ 328,876**
Costs and expenses:				
Cost of sales	68,827	185,073	(13,050)	240,850
Selling, general and administrative	5,891	41,693	—	47,584
Research and development	3,698	4,794	—	8,492
Write-off of purchased in-process research and development and related costs	42	525	—	567
Defined benefit pension plan curtailment loss	1,998	—	—	1,998
	80,456	232,085	(13,050)	299,491
Operating Earnings	**6,698**	**22,687**	**—**	**29,385**
Non-operating income (expense)				
Interest income	1,515	214	—	1,729
Interest expense	(6,685)	—	—	(6,685)
Other, net	(301)	206	—	(95)
	(5,471)	420	—	(5,051)
Earnings from continuing operations before income taxes	1,227	23,107	—	24,334
Income tax expense	1,048	9,294	—	10,342
Earnings from continuing operations	**179**	**13,813**	**—**	**13,992**
Equity in undistributed earnings of subsidiaries	10,450	—	(10,450)	—
	10,629	13,813	(10,450)	13,992
Cumulative effect of a change in accounting principle, net of tax	—	(3,363)	—	(3,363)
Net earnings	**$ 10,629**	**$ 10,450**	**$ (10,450)**	**$ 10,629**

EDO Corporation Condensed Consolidating Statement of Cash Flows December 31, 2002

	EDO Corporation Parent Company Only	*Subsidiary Guarantors*	*Eliminations*	*Consolidated*
Operating Activities:				
Earnings from continuing operations	$ 10,629	$ 10,450	$ (10,450)	$ 10,629
Adjustments to earnings to arrive at cash provided by continuing operations:				
Depreciation	1,751	8,614	—	10,365
Amortization	—	956	—	956
Deferred tax benefit	(2,984)	—	—	(2,984)
Write-off of purchased in-process research and development	—	150	—	150
Bad debt expense	—	407	—	407
Loss on sale of property, plant and equipment	—	53	—	53
Deferred compensation expense	201	—	—	201
Non-cash Employee Stock Ownership Plan compensation expense	4,043	—	—	4,043
Dividends on unallocated Employee Stock Ownership Plan shares	312	—	—	312
Common shares issued for directors' fees	142	—	—	142
Income tax benefit from stock options and Long-Term Incentive Plan	713	—	—	713
Cumulative effect of a change in accounting principle	3,363	—	—	3,363
Changes in operating assets and liabilities, excluding effects of acquisitions:				
Equity in earnings of subsidiaries	(10,450)	—	10,450	—
Intercompany	1,412	(1,412)	—	—
Accounts receivable	(197)	(2,322)	—	(2,519)
Inventories	944	(3,870)	—	(2,926)
Prepayments and other assets	3,859	(3,639)	—	220
Accounts payable, accrued liabilities and other	9,136	(3,919)	—	5,217
Contract advances and deposits	(3,484)	7,059	—	3,575
Cash provided by operations	19,390	12,527	—	31,917
Investing Activities:				
Purchase of plant and equipment	(3,099)	(3,994)	—	(7,093)
Payments received on notes receivable	300	50	—	350
Proceeds from sale of property, plant and equipment	—	1	—	1
Restricted cash	(27,347)	—	—	(27,347)
Cash paid for acquisitions, net of cash acquired	(59,024)	—	—	(59,024)
Cash used by investing activities	(89,170)	(3,943)	—	(93,113)
Financing Activities:				
Issuance of convertible subordinated notes	137,800	—	—	137,800
Proceeds from exercise of stock options	486	—	—	486
Proceeds from management group receivables	—	252	—	252
Payment made on note payable	(500)	—	—	(500)
Payment of common share cash dividends	(2,360)	—	—	(2,360)
Cash provided by financing activities	135,426	252	—	135,678
Net increase in cash and cash equivalents	65,646	8,836	—	74,482
Cash and cash equivalents at beginning of year	49,707	8,324	—	58,031
Cash and cash equivalents at end of year	**$ 115,353**	**$ 17,160**	**$ —**	**$ 132,513**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
EDO Corporation

We have audited the accompanying consolidated balance sheets of EDO Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EDO Corporation and subsidiaries at December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1(f) to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill to conform with Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets."

Ernst + Young LLP

New York, New York
February 23, 2005

QUARTERLY FINANCIAL INFORMATION

(UNAUDITED)

The following table sets forth unaudited quarterly financial information for 2004 and 2003 (in thousands, except per share amounts).

	First Quarter		*Second Quarter*		*Third Quarter*		*Fourth Quarter*	
	2004	*2003*	*2004*	*2003*	*2004*	*2003*	*2004*	*2003*
Net sales from continuing operations	$ 110,877	$ 94,377	$ 126,290	$ 111,736	$ 129,875	$ 118,783	$ 169,131	$ 135,771
Net earnings (loss):								
Continuing operations	3,857	2,982 [a]	4,173	(1,626) [b]	6,874	5,559 [c]	14,161	6,496 [d]
Discontinued operations	—	—	—	1,398	—	—	—	—
Earnings (loss)	3,857	2,982	4,173	(228)	6,874	5,559	14,161	6,496
Earnings (loss) per share:								
Basic:								
Continuing operations	0.22	0.17	0.24	(0.09)	0.39	0.32	0.79	0.37
Discontinued operations	—	—	—	0.08	—	—	—	—
Earnings (loss) - Basic	0.22	0.17	0.24	(0.01)	0.39	0.32	0.79	0.37
Diluted:								
Continuing operations	0.22	0.17	0.23	(0.09)	0.35	0.30	0.68	0.34
Discontinued operations	—	—	—	0.08	—	—	—	—
Earnings (loss) - Diluted	0.17	0.17	0.23	(0.01)	0.35	0.30	0.68	0.34

(a) Includes pre-tax acquisition-related costs of $0.2 million.

(b) Includes pre-tax acquisition-related costs of $0.2 million and an impairment loss on the facility at Deer Park of $9.2 million.

(c) Includes pre-tax acquisition-related costs of $0.2 million.

(d) Includes pre-tax acquisition-related costs of $0.3 million and a $0.9 million non-qualified pension plan curtailment loss.

SHAREHOLDER INFORMATION

Address

EDO Corporation
60 East 42nd Street
42nd Floor
New York, NY 10165
212.716.2000, Fax 212.716.2049
www.edocorp.com

Annual Shareholders' Meeting

The Annual Shareholders' Meeting will be held on Tuesday, April 26, 2005 at 9:00 A.M. at The Grand America Hotel, 555 South Main Street, Salt Lake City, Utah 84111. Notice of the meeting and proxy statement are being mailed with this report to shareholders of record as of March 11, 2005.

NYSE Ticker Symbol

EDO

Shareholder Communications

William J. Frost, 212.716.2006, Fax 212.716.2050
william.frost@edocorp.com

Investor Relations

William A. Walkowiak, CFA, 212.716.2038, Fax 212.716.2050
ir@edocorp.com

Product Communications

Ed Mygland, 212.716.2021, Fax 212.716.2047
ed.mygland@edocorp.com

Stock Registrar and Transfer Agent

American Stock Transfer and Trust Company
59 Maiden Lane, New York, NY 10038
800.937.5449

Certified Public Accountants

Ernst & Young LLP
5 Times Square, New York, NY 10036
212.773.3000

Forward-Looking Statement

Certain statements made in this annual report, including statements about future revenues and long-term organic revenue growth, as well as annual revenue expectations, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections about the Company's business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements due to numerous factors, including those described above and the following: changes in demand for the Company's products, product mix, the timing of customer orders and deliveries, changes in the government's funding priorities, the impact of competitive products and pricing, difficulties encountered in the integration of acquired businesses and other risks discussed from time to time in the Company's Securities and Exchange Commission filings and reports. In addition, such statements could be affected by general industry and market conditions and growth rates, and general domestic and international economic conditions. Such forward-looking statements speak only as of the date on which they are made, and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this annual report.

http://www.edocorp.com

EDO Corporation
60 East 42nd Street, New York, NY 10165
212.716.2000
www.edocorp.com


EDO corporation
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